Exhibit 99.1

ARRANGEMENT AGREEMENT

PEMBINA PIPELINE CORPORATION

and

KINDER MORGAN CANADA LIMITED

AUGUST 20, 2019

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Table of Contents

(continued)

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ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated August 20, 2019 among:

PEMBINA PIPELINE CORPORATION, a corporation existing under the laws of the Province of Alberta (“Pembina”)

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KINDER MORGAN CANADA LIMITED, a corporation existing under the laws of the Province of Alberta (“KML”)

WHEREAS upon the unanimous recommendation of the KML Independent Committee, the KML Board has determined unanimously that it would be in the best interests of KML to complete a transaction involving a sale of KML and its business through an acquisition by Pembina of all the issued and outstanding KML Restricted Voting Shares and KML Special Voting Shares (together with associated Class B Units);

AND WHEREAS Pembina and KML wish to carry out the transactions contemplated hereby by way of a plan of arrangement of KML under the provisions of the ABCA;

AND WHEREAS upon the effectiveness of the Arrangement, holders of KML Restricted Voting Shares will receive Pembina Common Shares, and holders of KML Special Voting Shares and associated Class B Units will receive Pembina Common Shares for their Class B Units and a nominal cash payment for their KML Special Voting Shares, all on the terms set out herein;

AND WHEREAS the indirect holder of all issued and outstanding KML Special Voting Shares and associated Class B Units has entered into the KMI Support Agreement, pursuant to which it has agreed, among other things and subject to the terms thereof, to cause its KML Special Voting Shares to be voted in favour of the Arrangement;

AND WHEREAS the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters related to the transactions herein provided for;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT IN CONSIDERATION of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“ABCA” means the Business Corporations Act, R.S.A. 1985, c. B-9, as amended, including the regulations promulgated thereunder;

“Acquisition Proposal” means any inquiry or the making of any proposal, whether or not in writing, to KML, any of its Subsidiaries or the KML Shareholders from any Person or group of Persons “acting jointly or in concert” (within the meaning of NI 62-104), other than Pembina or any of its affiliates, and other than any transaction involving only KML and/or one or more of its Subsidiaries, which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions):

(a)	any direct or indirect sale, issuance or acquisition of shares or other securities (or securities convertible or exercisable for such shares or interests) in KML that, when taken together with the securities of KML held by the proposed acquiror and any Person acting jointly or in concert with such acquiror, represent 20% or more of the voting securities of KML, or rights or interests therein and thereto;

(b)

any direct or indirect acquisition of assets (or any lease, joint venture or other arrangement having the same economic effect as a purchase or sale of a substantial amount of assets) of KML or its Subsidiaries (including, for greater certainty, securities of any Subsidiary thereof) to which 20% or more of KML’s revenues or earnings on a consolidated basis are attributable;

(c)

an amalgamation, arrangement, merger, business combination, or consolidation involving KML or one or more of its Subsidiaries that collectively own assets to which 20% or more of KML’s revenues or earnings on a consolidated basis are attributable;

(d)

any take-over bid, issuer bid, exchange offer, liquidation, dissolution, reorganization or similar transaction involving KML or its Subsidiaries that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of KML or assets to which 20% or more of KML’s revenues or earnings on a consolidated basis are attributable; or

(e)

any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to Pembina under this Agreement or the Arrangement;

and, for greater certainty, the definition of “Acquisition Proposal” shall not include any action taken in connection with, or any exercise of, any Rights of First Refusal;

“AcquisitionCo” has the meaning ascribed thereto in Section 2.1(b);

“affiliate” has the meaning set forth in the Securities Act (Alberta);

“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this Arrangement Agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

“Arrangement” means the arrangement pursuant to Section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the provisions of the Plan of Arrangement or made at the direction of the Court;

“Arrangement Resolution” means a special resolution of the KML Shareholders, voting together as a single class, in respect of the Arrangement to be considered at the KML Shareholders’ Meeting, substantially in the form of Schedule B hereto;

“Articles of Arrangement” means the articles of arrangement of KML in respect of the Arrangement required under subsection 193(10) of the ABCA to be sent to the Registrar for filing after the Final Order has been granted, giving effect to the Arrangement;

“associate” has the meaning set forth in the Securities Act (Alberta);

“BMO Nesbitt Burns” means BMO Nesbitt Burns Inc., financial advisor to the KML Independent Committee;

“BMO Nesbitt Burns Opinion” means an opinion from BMO Nesbitt Burns to the effect that, as of the date of such opinion and based on and subject to the assumptions, limitations, qualifications and other matters set forth therein, the consideration to be received by holders of KML Restricted Voting Shares pursuant to this Agreement is fair, from a financial point of view, to such holders;

“business day” means a day other than a Saturday, a Sunday or a statutory holiday or other day when banks in the City of Calgary, Alberta or Houston, Texas are not open for business;

“Canadian Securities Administrators” means the securities commission or other securities regulatory authority of each province and territory of Canada;

“Canadian Securities Laws” means the securities legislation or ordinance and regulations thereunder of each province and territory of Canada and the rules, instruments, policies and orders of each Canadian Securities Administrator made thereunder;

“Certificate” means the certificate or proof of filing to be issued by the Registrar pursuant to subsection 193(11) or 193(12) of the ABCA in respect of the Articles of Arrangement giving effect to the Arrangement;

“Change in Recommendation” has the meaning ascribed thereto in Section 8.1(c)(ii);

“Class B Unit” means the Class B limited partnership units of the Limited Partnership;

“Cochin Financial Resources Plan” means the NEB approved Financial Resources Plan of Cochin ULC in respect of the NEB regulated Cochin pipeline system, which has an absolute liability limit of $300.0 million;

“Cochin Purchase Agreement” means the purchase and sale agreement dated the date hereof between KMI, an affiliate of KMI, Pembina and an affiliate of Pembina to effect the sale and transfer of KMI’s interest in Kinder Morgan Cochin LLC to an affiliate of Pembina on the terms and conditions set forth therein;

“Cochin ULC” means Kinder Morgan Cochin ULC, an unlimited liability corporation existing under the laws of Nova Scotia;

“Commissioner” means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act, or his designee;

“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34, as amended;

“Competition Act Approval” means, in respect of the Arrangement, the occurrence of one of the following:

(a)	the receipt of an advance ruling certificate under subsection 102(1) of the Competition Act; or

(b)

(i) the applicable waiting period under subsection 123(1) of the Competition Act, and any extension thereof, shall have expired or shall have been terminated under subsection 123(2) of the Competition Act, or the obligation to submit a notification under Part IX of the Competition Act shall have been waived by the Commissioner pursuant to paragraph 113(c) of the Competition Act, and (ii) the Commissioner shall have advised the Parties in writing that the Commissioner does not, at that time, intend to make an application under Section 92 of the Competition Act, and such advice shall remain in full force and effect;

“Confidentiality Agreement” means the Confidentiality Agreement dated November 17, 2018 between Pembina and KML;

“Court” means the Court of Queen’s Bench of Alberta;

“CTA” means the Canada Transportation Act, R.S.C. 1996, C. 10, as amended;

“CTA Approval” means KML and Pembina shall have received a notice from the Minister of Transport pursuant to subsection 53.1(4) of the CTA or, if such notice has not been received, the completion of the Arrangement contemplated by this Agreement shall not be prohibited under subsection 53.2(1) of the CTA;

“Data Room” means the electronic data room, as existing as of the date of this Agreement, and made available by KML to Pembina in connection with the Arrangement;

“Dissent Rights” means the rights of dissent provided for in Article 4 of the Plan of Arrangement;

“Effective Date” means the date the Arrangement is effective under the ABCA, being the date shown on the Certificate;

“Effective Time” means the time at which the Articles of Arrangement are filed on the Effective Date and the Arrangement becomes effective;

“Encumbrance” includes any mortgage, pledge, collateral assignment, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Environmental Laws” means, with respect to any Person or its business, activities, property, assets or undertakings, all Laws, including the common law, relating to environmental or health and safety matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertakings, including legislation governing the reduction of greenhouse gas emissions and the use, transportation, storage and release of Hazardous Substances;

“Exchange Ratio” means, subject to Section 2.12, 0.3068 of a Pembina Common Share for each KML Restricted Voting Share and each Class B Unit;

“Exchanges” means the TSX and, with respect to Pembina, also includes the NYSE;

“Executive Officers” has the meaning ascribed thereto in Section 1.9;

“Existing Credit Support” means the guarantees, backstops, letters of credit and other forms of credit support provided, directly and indirectly, by the KMI and certain of its affiliates (other than KML and the entities comprising the Purchased Business) for or on behalf of certain of the KML Operating Entities in respect of the Purchased Business, which are in force or in place as of the date hereof, but notwithstanding the foregoing, excluding any guarantees, backstops, letters of credit and other forms of credit support provided, directly and indirectly, by the KMI and certain of its affiliates in respect of the sale of the Trans Mountain pipeline system and related expansion project, including pursuant to the TMX Agreement;

“Final Order” means the final order of the Court approving the Arrangement pursuant to subsection 193(9)(a) of the ABCA, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

“GAAP” means generally accepted accounting principles in the United States;

“General Partner” means Kinder Morgan Canada GP Inc., a corporation existing under the ABCA and a wholly-owned Subsidiary of KML;

“Governmental Entity” means any: (a) multinational, federal, provincial, territory, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency; (b) subdivision, agent, commission, board or authority of any of the foregoing; (c) quasi-governmental or private body (including any securities commission or similar regulatory authority) exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) the Exchanges; provided that, for avoidance of doubt, the term “Governmental Entity” shall not include Trans Mountain Corporation or any of its Subsidiaries;

“Governmental Licenses” has the meaning ascribed thereto in paragraph (y) of Schedule D;

“Hazardous Substances” means any waste or other substance that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws;

“IFRS” means International Financial Reporting Standards as incorporated in the Handbook of the Canadian Institute of Chartered Accountants, at the relevant time applied on a consistent basis;

“Intellectual Property” has the meaning ascribed thereto in paragraph (hh) of Schedule D;

“Interim Order” means the interim order of the Court under subsection 193(4) of the ABCA, as the same may be amended, containing declarations and directions in respect of the notice to be given and the conduct of the KML Shareholders’ Meeting with respect to the Arrangement as more fully set out herein;

“Key Regulatory Approvals” means the Competition Act Approval and the CTA Approval;

“KMI” means Kinder Morgan, Inc., a corporation existing under the laws of Delaware;

“KMI Support Agreement” means a support agreement dated the date hereof pursuant to which KMI has agreed, among other things and subject to the terms thereof, to cause its KML Special Voting Shares to be voted in favour of the Arrangement;

“KML” has the meaning ascribed thereto in the recitals hereof;

“KML Awards” means restricted share units granted pursuant to the KML Director RSU Plan or the KML Employee RSU Plan, as applicable;

“KML Board” means the board of directors of KML;

“KML Credit Facilities” means the $500.0 million unsecured revolving credit facility of Cochin ULC for working capital purposes;

“KML Director RSU Plan” means KML’s Restricted Share Unit Plan for Non-Employee Directors, including any amendments thereto;

“KML Disclosure Documents” has the meaning ascribed thereto in paragraph (p) of Schedule D;

“KML Disclosure Letter” means the disclosure letter delivered by KML to Pembina and dated the date hereof;

“KML Employee Plans” has the meaning ascribed thereto in paragraph (cc) of Schedule D;

“KML Employee RSU Plan” means KML’s 2017 Restricted Share Unit Plan for Employees, including any amendments thereto;

“KML Employees” means the officers and other employees of KML or of any of its Subsidiaries;

“KML Financial Statements” has the meaning ascribed thereto in paragraph (q) of Schedule D;

“KML Independent Committee” means the independent committee of the KML Board comprised of three independent directors (within the meaning of applicable Canadian Securities Laws) of KML;

“KML JVs” means the joint ventures formed pursuant to the following agreements to which certain of the KML Operating Entities are parties: (a) the Amended and Restated Construction Ownership and Operating Agreement between Base Line Terminal East Limited Partnership and Keyera Partnership dated May 16, 2018; (b) the Construction, Ownership and Operating Agreement between Imperial Oil and KM Canada Edmonton South Rail Terminal Limited Partnership dated December 20, 2013; and (c) the Construction Ownership and Operating Agreement between Keyera Partnership and KM Canada Edmonton North Rail Terminal Limited Partnership dated July 29, 2013;

“KML Operating Entities” means, collectively, the companies, partnerships and joint ventures that own and operate the assets comprising KML’s business as of the date of this Agreement, which are direct or indirect wholly-owned Subsidiaries or jointly-controlled investments of the Limited Partnership;

“KML Preferred Shares” means, collectively, the KML Series 1 Shares, the KML Series 2 Shares, the KML Series 3 Shares and the KML Series 4 Shares;

“KML Proxy Circular” means the notice of the KML Shareholders’ Meeting to be sent to KML Shareholders and the management proxy circular to be prepared in connection with the KML Shareholders’ Meeting, together with any amendment thereto or supplements thereof, and any other registration statement, information circular or proxy statement which may be prepared in connection with the KML Shareholders’ Meeting;

“KML Restricted Voting Shares” means the restricted voting shares in the capital of KML;

“KML RSU Plans” means, together, the KML Director RSU Plan and the KML Employee RSU Plan;

“KML Series 1 Shares” means the cumulative redeemable minimum rate reset Preferred Shares, Series 1 in the capital of KML;

“KML Series 2 Shares” means the cumulative redeemable floating rate Preferred Shares, Series 2 in the capital of KML;

“KML Series 3 Shares” means the cumulative redeemable minimum rate reset Preferred Shares, Series 3 in the capital of KML;

“KML Series 4 Shares” means the cumulative redeemable floating rate Preferred Shares, Series 4 in the capital of KML;

“KML Shareholders” means the holders of KML Voting Shares;

“KML Shareholders’ Meeting” means such meeting or meetings of the KML Shareholders, including any adjournment thereof, that is or are to be convened as provided by the Interim Order to consider, and if deemed advisable approve, the Arrangement Resolution;

“KML Special Voting Shares” means the special voting shares in the capital of KML;

“KML Termination Fee” and “KML Termination Fee Event” have the respective meanings ascribed thereto in Section 8.3(b);

“KML Voting Shares” means, collectively, the KML Restricted Voting Shares and the KML Special Voting Shares;

“Laws” means all laws, by-laws, statutes, rules, regulations, principles of law, decisions, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity (including the Exchanges) or self-regulatory authority; and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Persons or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities; and “Laws” includes Environmental Laws, Canadian Securities Laws and U.S. Securities Laws;

“Limited Partnership” means Kinder Morgan Canada Limited Partnership, a limited partnership formed under the laws of the Province of Alberta;

“Material Adverse Change” or “Material Adverse Effect” means, with respect to any Person and its Subsidiaries, taken as a whole, any fact or state of facts, circumstance, change, effect, occurrence or event which, either individually is or in the aggregate are, or individually or in the aggregate would reasonably be expected to be, material and adverse to the business, operations, results of operations, properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, except to the extent of any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with:

(a)

any matter or prospective matter which has, at or prior to the date hereof, been publicly disclosed by such Person or has been disclosed in writing to Pembina or its Representatives (including if set forth in the KML Disclosure Letter) in respect of KML and to KML or its Representatives (including if set forth in the Pembina Disclosure Letter) in respect of Pembina, in each case as at or prior to the date hereof;

(b)

the failure of such Person to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of this Agreement;

(c)

in respect of Pembina, conditions affecting (i) the midstream oil, gas (including liquefied natural gas) and natural gas liquids industry, including transportation, management, logistics, storage, processing, terminalling and fractionation activities, or (ii) the bulk products storage and terminalling industry (together, in respect of Pembina, its “Relevant Business”) as a whole, and in respect of KML, conditions affecting (i) the midstream oil, gas and natural gas liquids industry, including transportation, management, logistics, storage and terminalling activities, or (ii) the bulk products storage and terminalling industry (together, in respect of KML, its “Relevant Business”) as a whole;

(d)	changes in Laws (including Tax Laws) or any change in IFRS or GAAP or regulatory accounting requirements applicable to the Relevant Business;

(e)

any change in (i) global, national or regional political conditions (including the outbreak of war or acts of terrorism), (ii) general economic, business, regulatory, or market conditions, (iii) national or global financial or capital markets or commodity markets (including any decline in crude oil, bitumen, refined products or natural gas prices on a current or forward basis), or (iv) demand for storage and terminalling services for bulk/liquids products;

(f)	any natural disaster;

(g)

any changes in the trading price or trading volumes of any listed securities of Pembina or KML, as applicable, or any credit rating downgrade, negative outlook, watch or similar event relating to such Person or any of its Subsidiaries (provided, however, that the causes underlying such changes may be considered to determine whether such causes constitute a Material Adverse Change or Material Adverse Effect);

(h)	any actions taken (or omitted to be taken) at the written request or with the prior written consent of the other Party; or

(i)	the announcement of this Agreement or any action taken by such Person or any of its Subsidiaries that is required pursuant to this Agreement (including any steps taken pursuant to Section 5.4 to obtain any Regulatory Approvals or pursuant to Section 5.8 with respect to any Rights of First Refusal, but excluding any obligation to act in the ordinary course of business);

provided, however, that (i) with respect to paragraphs (c), (d), (e) and (f), such matter does not have a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to comparable entities operating in the Relevant Business, in which case, for the relevant exclusion from this definition of “Material Adverse Change” or “Material Adverse Effect” referred to in paragraphs (c), (d), (e) and (f), such matter shall be taken into account in determining whether a “Material Adverse Change” or “Material Adverse Effect” has occurred only to the extent such matter has a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, when compared to other participants in the Relevant Business, (ii) the determination as to whether a “Material Adverse Change” or “Material Adverse Effect” has occurred shall take into consideration any third party, insurance or other indemnities, contributions or proceeds that are due and owing to such Person or its Subsidiaries in connection with such matters, and (iii) references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a “Material Adverse Change” or a “Material Adverse Effect” has occurred;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Misrepresentation” means any untrue statement of a material fact or any omission to state a material fact required to be stated or necessary to make a statement, in light of the circumstances in which they are made, not misleading;

“Money Laundering Laws” has the meaning ascribed thereto in paragraph (ll)(ii) of Schedule D;

“NEB” means the National Energy Board and its successors;

“NI 62-104” means National Instrument 62-104 – Take-Over Bids and Issuer Bids;

“NYSE” means the New York Stock Exchange;

“OHSA” has the meaning ascribed thereto in paragraph (dd)(viii) of Schedule D;

“Outside Date” means the later of: (a) May 20, 2020, subject to the right of either Party to postpone the Outside Date for up to an additional 90 days (in 30-day increments) if a Key Regulatory Approval has not been obtained, by giving written notice to the other Party to such effect no later than 5:00 p.m. (Calgary Time) on the date that is not less than five days prior to the original Outside Date (and any subsequent Outside Date), or such later date as may be agreed to in writing by the Parties; provided that, notwithstanding the foregoing, a Party shall not be permitted to postpone the Outside Date if the failure to obtain a Key Regulatory Approval is primarily the result of such Party’s failure to comply with its covenants with respect to obtaining such Key Regulatory Approval herein; or (b) the “Outside Date” (as defined in the Cochin Purchase Agreement);

“Parent Agreement” means an agreement to be entered into at the Effective Time between Pembina, KML, Cochin ULC and KMI, substantially in the form attached as Exhibit A to the Pembina Disclosure Letter;

“Parties” means Pembina and KML, and “Party” means either one of them;

“Pembina” has the meaning ascribed thereto in the recitals hereof;

“Pembina Class A Preferred Shares” means the class A preferred shares in the capital of Pembina;

“Pembina Class B Preferred Shares” means the class B preferred shares in the capital of Pembina;

“Pembina Common Shares” means the common shares in the capital of Pembina;

“Pembina Disclosure Documents” has the meaning ascribed thereto in paragraph (j) of Schedule C;

“Pembina Disclosure Letter” means the disclosure letter delivered by Pembina to KML and dated the date hereof;

“Pembina Financial Statements” has the meaning ascribed thereto in paragraph (k) of Schedule C;

“Pembina Information” means the information regarding Pembina required to be included in the KML Proxy Circular, or included in the KML Proxy Circular at the written request of Pembina;

“Pembina Options” means options to purchase Pembina Common Shares granted pursuant to Pembina’s stock option plan dated May 26, 2011;

“Pembina Shareholder Rights Plan” means Pembina’s shareholder rights plan dated effective as of May 12, 2016;

“Permitted Encumbrances” means: (a) in respect of KML and its Subsidiaries, Encumbrances specifically disclosed in the KML Disclosure Letter and in respect of Pembina, Encumbrances specifically disclosed in the Pembina Disclosure Letter; (b) easements, rights of way, servitudes or other similar rights, including, without limitation, rights of way for highways, railways, sewers, drains, gas or oil pipelines, gas or water mains, electric light, power, telephone or cable television towers, poles, wires and similar rights in real property or any interest therein, provided the same are registered on title and not of such nature as to materially adversely affect the use of the property subject thereto; (c) the regulations and any rights reserved to or vested in any municipality or governmental, statutory or public authority to levy Taxes or to control or regulate any Party’s or any of its Subsidiaries’ interests in any manner; (d) undetermined or inchoate Encumbrances incurred or created in the ordinary course of business as security for a Party’s or any of its Subsidiaries’ share of the costs and expenses of the development or operation of any of its assets, which costs and expenses are not delinquent as of the Effective Time or are being contested in good faith; (e) undetermined or inchoate mechanics’ liens and similar liens for which payment for services rendered or goods supplied is not delinquent as of the Effective Time or is being contested in good faith; (f) Encumbrances granted in the ordinary course of business to a Governmental Entity respecting operations pertaining to the Relevant Business or petroleum and natural gas rights; (g) Encumbrances for Taxes, assessments and governmental charges that are not due and payable or delinquent or are being contested in good faith; and (h) any Encumbrances under a Party’s or any of its Subsidiaries’ existing credit facilities or other borrowing arrangements disclosed in the KML Disclosure Letter or the Pembina Disclosure Letter, as applicable;

“Person” includes an individual, firm, trust, partnership, association, corporation, joint venture, trustee, executor, administrator, legal representative or government (including any Governmental Entity);

“Plan of Arrangement” means the plan of arrangement substantially in the form set forth in Schedule A hereto and any amendments or variations thereto made in accordance with Section 9.1 hereof or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Pembina and KML, each acting reasonably;

“Purchased Business” means the business and operations (including undertakings, property, assets, rights and interests) of: (a) Kinder Morgan Canada Services Inc. and KM Canada Rail Holdings GP Limited, each a corporation existing under the ABCA; (b) KM Canada North 40 Limited Partnership, Base Line Terminal East Limited Partnership, KM Canada Edmonton South Rail Terminal Limited Partnership, KM Canada Edmonton North Rail Terminal Limited Partnership, each a limited partnership existing under the laws of Manitoba; (c) KM Canada Terminals GP ULC, an unlimited liability corporation existing under the laws of Alberta; (d) Kinder Morgan Canada (Jet Fuel) Inc., a corporation existing under the laws of British Columbia; (e) KM Canada Marine Terminal Limited Partnership, a limited partnership existing under the laws of British Columbia; (f) the Limited Partnership, (g) the General Partner; (h) Cochin ULC; and (i) the KML JVs (to the extent of the applicable KML Operating Entities’ interest therein);

“Receiving Party” has the meaning ascribed thereto in Section 6.4;

“Registrar” means the Registrar of Corporations duly appointed pursuant to Section 263 of the ABCA;

“Regulatory Action” has the meaning ascribed thereto in Section 5.4(d);

“Regulatory Approvals” means the Key Regulatory Approvals and any other consent, waiver, permit, permission, exemption, review, order, decision or approval of, or any registration and filing with or withdrawal of any objection or successful conclusion of any litigation brought by, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity or pursuant to a written agreement between the Parties and a Governmental Entity to refrain from consummating the Arrangement, in each case required or advisable under Laws or that the Parties agree to obtain in connection with the Arrangement;

“Relevant Business” has the meaning set forth in the definitions of “Material Adverse Change” and “Material Adverse Effect” in this Agreement;

“Representatives” means the officers, directors, employees, financial advisors, legal counsel, accountants and other agents and representatives of a Party;

“Reverse Termination Fee” has the meaning specified in Section 8.3(d);

“Reverse Termination Fee Event” has the meaning specified in Section 8.3(d);

“Right of First Refusal”, “ROFR Assets” and “ROFR Value” each has the meaning ascribed thereto in Section 5.8;

“SEC” means the United States Securities and Exchange Commission;

“Securities Regulators” means, collectively, the Canadian Securities Administrators and the SEC;

“Subsidiary” has the meaning set forth in the Securities Act (Alberta) and, in the case of KML, includes the Limited Partnership, Cochin ULC, the KML Operating Entities and the KML JVs;

“Superior Proposal” means an unsolicited written bona fide Acquisition Proposal made after the date hereof by a Person (other than Pembina or its affiliates) to acquire not less than all of the KML Voting Shares or not less than all or substantially all of the consolidated assets of KML:

(a)	that complies with applicable Laws and did not result from or involve a breach of Section 7.1;

(b)

that is not subject to a financing condition and in respect of which any funds or other consideration necessary to complete such Acquisition Proposal have been demonstrated to the satisfaction of the KML Board, acting in good faith (after consultation with its financial advisor(s) and outside legal counsel) have been obtained or are reasonably likely to be obtained to fund completion of such Acquisition Proposal at the time and on the basis set out therein;

(c)	that is not subject to a due diligence or access condition;

(d)

in respect of which the KML Board has determined, in good faith, after consultation with its financial advisor(s) and outside legal counsel, would or would be reasonably likely to, if consummated in accordance with its terms and without assuming away the risk of non-completion, result in a transaction more favourable, from a financial point of view, for KML Shareholders than the transaction contemplated by this Agreement (including after considering the proposal to adjust the terms and conditions of the Arrangement as contemplated in Section 7.1(c));

(e)

that the KML Board has determined, in good faith, after consultation with its financial advisor(s) and outside legal counsel, is reasonably capable of being completed at the time and on the terms proposed, without undue delay and taking into account all legal, financial, regulatory (including with respect to the Competition Act, the CTA and any approval required under the Investment Canada Act (Canada) to the extent applicable) and other aspects of such Acquisition Proposal and the Person or group of Persons making such proposal; and

(f)

after receiving the advice of outside legal counsel, that the failure by the KML Board to accept, recommend, approve or enter into a definitive agreement to implement, as applicable, such Acquisition Proposal would be inconsistent with its fiduciary duties under applicable Laws;

“Tax” or “Taxes” means all taxes, however denominated, together with any interest, penalties or other additions that may become payable in respect thereof, imposed by any Governmental Entity, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including federal, provincial and state income taxes), capital taxes, payroll and employee withholding taxes, gasoline and fuel taxes, employment insurance, social insurance taxes (including Canada Pension Plan payments), sales and use taxes (including goods and services, harmonized sales and provincial or territorial sales tax), ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, carbon taxes, transfer taxes, workers’ compensation premiums or charges, pension assessment and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which one of the Parties or any of its Subsidiaries is required to pay, withhold or collect;

“Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time;

“Tax Returns” means any and all reports, estimates, elections, designations, forms, declarations of estimated Tax, information statements and returns relating to, or required to be filed in connection with any Taxes, including amendment thereof, and whether in tangible or electronic form;

“Termination Notice” and “Terminating Party” have the respective meanings ascribed thereto in Section 6.4;

“Third Party Beneficiaries” has the meaning ascribed thereto in Section 9.9;

“TMX Agreement” means the share and unit purchase agreement dated May 29, 2018 among Cochin ULC, Her Majesty in Right of Canada, as represented by the Minister of Finance, KML and KMI, including all schedules, appendices and exhibits thereto, as amended, supplemented, restated and replaced from time to time, relating to the sale of the Trans Mountain pipeline system and the Trans Mountain pipeline system expansion;

“Transition Services Agreement” means an agreement to be entered into at the Effective Time between KML and KMI providing for certain matters relating to transitional services to be provided by KMI or its affiliates to KML or its affiliates following the Effective Time, substantially in the form attached as Exhibit B to the Pembina Disclosure Letter;

“TSX” means The Toronto Stock Exchange;

“U.S. Buyer” has the meaning ascribed thereto in Section 8.3(d)(ii);

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Securities Laws” means federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder; and

“U.S. Seller” has the meaning ascribed thereto in Section 8.3(d)(ii).

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

1.3	Article References

Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.4	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa; and words importing gender shall include all genders.

1.5	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.6	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

1.7	Schedules

The following Schedules annexed to this Agreement, being:

Schedule A	Plan of Arrangement
Schedule B	Form of Arrangement Resolution
Schedule C	Representations and Warranties of Pembina
Schedule D	Representations and Warranties of KML

are incorporated by reference into this Agreement and form a part hereof.

1.8	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under, and all determinations of an accounting nature required to be made shall be made in a manner consistent GAAP, in the case of KML, and IFRS, in the case of Pembina.

1.9	Knowledge

In this Agreement, references to “to the knowledge of” means the actual knowledge of the Executive Officers of Pembina or KML, as the case may be, after reasonable inquiry, and such Executive Officers shall make such inquiry as is reasonable in the circumstances. For purposes of this Section 1.9, “Executive Officers” (a) in the case of Pembina, means Pembina’s President and Chief Executive Officer, Senior Vice President, Finance and Chief Financial Officer or Senior Vice President, External Affairs & Chief Legal Officer, as the case may be, and (b) in the case of KML means KML’s President; the Chief Executive Officer; the Chief Financial Officer; the President, Products Pipelines; or the Vice President and Secretary, as the case may be.

1.10	KML JVs

Notwithstanding any other provision of this Agreement:

(a)

the representations and warranties contained in this Agreement with respect to the KML JVs are given by KML only to the knowledge of the Executive Officers of KML, except for the representations and warranties given respecting KML’s direct or indirect ownership and KML’s rights and obligations in respect of such KML JVs; and

(b)

the covenants of KML contained in this Agreement shall not extend to the KML JVs in which KML does not directly or indirectly own a controlling interest or for which it is not the operator; provided, however, except as expressly stated in this Agreement, that if an issue, event or circumstance relating to any of the relevant non-operated KML JVs arises, which issue would be the subject matter of any of the covenants contained in this Agreement but for the fact that the covenants do not extend to the relevant KML JVs, then, subject to any applicable Laws, applicable fiduciary duties or contractual obligations (other than under this Agreement), KML or its applicable Subsidiary (which, for greater certainty, does not include KML JVs in this context) shall use commercially reasonable efforts to comply with such covenant by voting its voting interests in the relevant KML JVs in respect of such issue, event or circumstance consistent with complying with the relevant covenant as though such covenant did extend to the relevant KML JVs or in the case of covenants to provide notice regarding the non-operated KML JVs, KML shall provide any required notice promptly upon becoming aware of the applicable facts, circumstances or matters. With respect to any KML JVs in which KML directly or indirectly owns a controlling interest or for which it is the operator, KML shall exercise proper influence in the relevant KML JVs in a manner consistent with complying with the relevant covenant as though such covenant did extend to the relevant KML JVs, subject to any applicable Laws, applicable fiduciary duties or contractual obligations (other than under this Agreement), it being understood that in no event shall KML be required to take any action or refrain from taking any action that is not within KML’s power and authority pursuant to the terms of the applicable constating documents or operating agreement of any relevant KML JV or that would violate the terms of such constating documents or operating agreement or breach any duty or obligation of KML or its subsidiaries to a KML JV or the applicable KML JV partner.

1.11	Other Definitional and Interpretive Provisions

(a)

References in this Agreement to the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation” whether or not they are in fact followed by those words or words of like import.

(b)

A reference to time in this Agreement shall be to Calgary time, unless otherwise specified; and Calgary time shall refer to Mountain Standard Time or Mountain Daylight Savings Time during the respective intervals in which each is in force in Alberta.

(c)	Any capitalized terms used in any exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(d)

References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. Any reference in this Agreement to a Person includes the heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns of that Person.

(e)	Where a term is defined herein, a capitalized derivative of that term shall have a corresponding meaning unless the context otherwise requires.

(f)

References to a statute or Law shall be a reference to: (i) that statute or Law as amended or re-enacted from time to time and every statute or Law that may be substituted therefor; and (ii) the rules, regulations, bylaws, other subsidiary legislation and published policies or notices made pursuant to that statute or Law.

(g)	The term “made available” means that copies of the subject materials were included in, and were not removed from, the Data Room no later than 8:00 a.m. (Calgary time) on August 19, 2019.

ARTICLE 2

THE ARRANGEMENT

2.1	The Arrangement

(a)

Pembina and KML shall proceed to effect a plan of arrangement under Section 193 of the ABCA pursuant to which, on the Effective Date, on the terms contained in the Plan of Arrangement and among other things:

(i)

each holder of KML Restricted Voting Shares (other than those KML Restricted Voting Shares in respect of which the holder thereof has validly exercised Dissent Rights) shall receive, for each KML Restricted Voting Share, such number of Pembina Common Shares equal to the Exchange Ratio; and

(ii)

each holder of KML Special Voting Shares and associated Class B Units shall receive: (A) for each KML Special Voting Share, a cash amount equal to $0.000001, and (B) for each Class B Unit, such number of Pembina Common Shares equal to the Exchange Ratio.

(b)

Pembina may acquire the KML Voting Shares through a direct or indirectly wholly-owned Subsidiary, currently existing or to be organized (“AcquisitionCo”). Pembina will cause AcquisitionCo to perform all of its obligations under the Plan of Arrangement.

2.2	KML Approval

KML represents and warrants to Pembina that:

(a)	based on the unanimous recommendation of the KML Independent Committee, the KML Board has unanimously determined that:

(i)	the Arrangement is fair to the KML Shareholders;

(ii)	the Arrangement and entry into this Agreement are in the best interests of KML; and

(iii)	it will unanimously recommend that the KML Shareholders vote in favour of the Arrangement; and

(b)	the KML Independent Committee has received the BMO Nesbitt Burns Opinion.

2.3	Obligations of KML

Subject to the terms and conditions of this Agreement, in order to facilitate the Arrangement, KML shall take all actions and do all things necessary or desirable, in accordance with all applicable Laws, to:

(a)	make and diligently prosecute an application to the Court for the Interim Order in respect of the Arrangement;

(b)

in accordance with the terms of and the procedures contained in the Interim Order, duly call, give notice of, convene and hold the KML Shareholders’ Meeting as promptly as practicable, and in any event not later than December 20, 2019 and with a record date not later than November 20, 2019, to hold a vote upon the Arrangement Resolution and any other matters as may be properly brought before such meeting;

(c)

subject to compliance by KML directors and officers with their fiduciary duties, solicit proxies of KML Shareholders in favour of the Arrangement Resolution, including, if so requested by Pembina, acting reasonably, by using a proxy solicitation agent for such purpose;

(d)

subject to obtaining the approvals as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Court and apply for the Final Order as soon as reasonably practicable, and use all commercially reasonable efforts to do so not later than the third business day after the date on which the Arrangement Resolution is passed at the KML Shareholders’ Meeting;

(e)	file the Articles of Arrangement with the Registrar upon satisfaction or waiver of the conditions set forth in Article 6, as provided for in Section 2.8; and

(f)	do all things necessary or desirable to give effect to the Arrangement, including using commercially reasonable efforts to make and actively prosecute applications for all Key Regulatory Approvals.

Subject to receipt of the Pembina Information, KML shall prepare the KML Proxy Circular and related materials as soon as practicable following the date of this Agreement, and shall print and mail, directly and indirectly, the KML Proxy Circular to the KML Shareholders as soon as practicable following the receipt of the Interim Order. KML shall give Pembina and its legal counsel a reasonable opportunity to review and comment on the drafts of the KML Proxy Circular and other related documents, and shall give reasonable consideration to any comments made by Pembina and its legal counsel relating to the disclosure contained therein, and agrees that all Pembina Information included in the KML Proxy Circular must be in content satisfactory to Pembina, acting reasonably. As of the date the KML Proxy Circular is first mailed to the KML Shareholders and the date of any KML Shareholders’ Meeting, the KML Proxy Circular shall (a) be complete and correct in all material respects and not contain any Misrepresentations, (b) contain the unanimous recommendation of the KML Board that the KML Shareholders vote in favour of the Arrangement Resolution, (c) a statement that KMI has agreed, in accordance with and subject to the terms of the KMI Support Agreement, to vote all of its KML Voting Shares in favour of the Arrangement Resolution and against any resolution submitted by any KML Shareholder that is inconsistent with the Arrangement, and (d) comply in all material respects with the Interim Order and all applicable Laws. KML agrees to promptly correct any information (other than the Pembina Information) in the KML Proxy Circular which shall have become false or misleading at any time prior to the KML Shareholders’ Meeting. Without limiting the generality of the foregoing, KML shall ensure that the KML Proxy Circular provides KML Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the KML Shareholders’ Meeting, including (a) the unanimous recommendation of the KML Board that the KML Shareholders vote in favour of the Arrangement Resolution, and (b) a copy of the BMO Nesbitt Burns Opinion.

2.4	Interim Order

The application referred to in Section 2.3(a) shall request that the Interim Order provide, among other things:

(a)	for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the KML Shareholders’ Meeting and for the manner in which such notice is to be provided;

(b)

that the requisite approval for the Arrangement Resolution to be placed before the KML Shareholders shall be (i) 66 2/3% of the votes cast on the Arrangement Resolution by KML Shareholders present in person or by proxy at the KML Shareholders’ Meeting (such that each KML Shareholder is entitled to one vote for each KML Voting Share held and all KML Shareholders shall vote together as a single class), and (ii) a majority of the votes cast on the Arrangement Resolution by holders of KML Restricted Voting Shares present in person or by proxy at the KML Shareholders’ Meeting after excluding the votes of those Persons whose votes are required to be excluded under MI 61-101;

(c)

that, in all other material respects, the terms, restrictions and conditions of the constating documents of KML, including quorum requirements and all other matters, shall apply in respect of the KML Shareholders’ Meeting;

(d)	for the grant of the Dissent Rights as set forth in the Plan of Arrangement;

(e)	that the KML Shareholders’ Meeting may be adjourned or postponed from time to time by KML in accordance with the terms of this Agreement without the need for additional approval of the Court;

(f)

that the record date for KML Shareholders entitled to notice of and to vote at the KML Shareholders’ Meeting will not change in respect of any adjournment(s) or postponement(s) of the KML Shareholders’ Meeting;

(g)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(h)

in the application referred to in Section 2.3(a), KML shall inform the Court that the Parties intend to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act for the issuance of the Pembina Common Shares pursuant to the Arrangement and that, in connection therewith, the Court will be required to approve the substantive and procedural fairness of the terms and conditions of the Arrangement to each Person to whom Pembina Common Shares will be issued. Each Person to whom Pembina Common Shares will be issued on completion of the Arrangement will be given adequate notice advising them of their right to attend and appear before the Court at the hearing of the Court for the Final Order and providing them with adequate information to enable such Person to exercise such right; and

(i)	for such other matters as the Parties may agree in writing, each acting reasonably.

2.5	Conduct of KML Shareholders’ Meeting

(a)	Subject to the terms of this Agreement and the Interim Order, KML agrees to convene and conduct the KML Shareholders’ Meeting in accordance with its constating documents and applicable Laws and the Interim Order, and agrees not to propose to adjourn or postpone the meeting without the prior consent of Pembina, acting reasonably:

(i)	except as required for quorum purposes (in which case the meeting shall be adjourned and not cancelled) or by applicable Law or by a Governmental Entity;

(ii)	except as permitted under Section 6.4 or Section 7.1(c); or

(iii)	except for an adjournment, with prior consent of Pembina (not to be unreasonably withheld) for the purpose of attempting to obtain the requisite approval for the Arrangement Resolution.

(b)

Notwithstanding the receipt by KML of a Superior Proposal in accordance with Section 7.1, unless otherwise agreed to in writing by Pembina or this Agreement is terminated in accordance with its terms or except as required by applicable Law or by a Governmental Entity, KML shall continue to take all steps reasonably necessary to hold the KML Shareholders’ Meeting and to cause the Arrangement Resolution to be voted on at the KML Shareholders’ Meeting and shall not propose to adjourn or postpone the KML Shareholders’ Meeting other than as contemplated by Section 2.5(a).

(c)

KML shall advise Pembina as reasonably requested, and on a daily basis on each of the last seven business days prior to the date of the KML Shareholders’ Meeting, as to the aggregate tally of the proxies and votes received in respect of such meeting and all matters to be considered at such meeting.

(d)

KML shall advise Pembina of any written communication received after the date of this Agreement from any securityholder of KML or other Person in opposition to the Arrangement Resolution or any written notice of dissent, purported dissent exercise or withdrawal of Dissent Rights by a holder of KML Restricted Voting Shares, and written communications sent by or on behalf of KML to any such holder exercising or purporting to exercise Dissent Rights.

(e)

KML shall not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to the Dissent Rights without the prior written consent of Pembina, acting reasonably.

2.6	Court Proceedings

KML will provide Pembina and its legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, including by providing on a timely basis a description of any information required to be supplied by Pembina for inclusion in such material, prior to the service and filing of that material, and will accept the reasonable comments of Pembina and its legal counsel with respect to any such information required to be supplied by Pembina and included in such material and any other matters contained therein. KML will ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, KML will not object to legal counsel to Pembina making submissions on the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided such submissions are consistent with this Agreement and the Plan of Arrangement. KML will also provide legal counsel to Pembina on a timely basis with copies of any notice and evidence served on KML or its legal counsel in respect of the application for the Interim Order or Final Order or any appeal therefrom. Subject to applicable Laws, KML will not file any material with, or make any submissions to, the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with Pembina’s prior written consent, such consent not to be unreasonably withheld or delayed; provided that nothing herein shall require Pembina to agree or consent to any increased purchase price or other consideration or other modification or amendment to such filed or served materials that expands or increases Pembina’s obligations set forth in any such filed or served materials or under this Agreement. KML shall oppose any proposal from any Person that would result in the Interim Order or Final Order containing any provision that is inconsistent with this Agreement. Subject to the terms of this Agreement, Pembina shall use commercially reasonable efforts cooperate with and assist KML in seeking the Interim Order and the Final Order, including by providing to KML, on a timely basis, any information reasonably required to be supplied by Pembina in connection therewith.

2.7	KML Awards

The Parties acknowledge that the Arrangement will result in a “change in control” under the KML RSU Plans and, other than in respect of payments to be made in respect of KML Awards as set forth in the KML Disclosure Letter or as otherwise set forth in the KML Disclosure Letter, there is no accelerated vesting or payout of any awards or any other securities of KML nor are there any change of control, severance, separation or similar payments triggered under any executive employment or change of control agreements applicable to any officers, employees, consultants or directors of KML or any of its Subsidiaries as a result of the completion of the Arrangement. KML confirms that, in accordance with the relevant provisions of the KML RSU Plans, the KML Board has approved accelerated vesting of all KML Awards, and all outstanding KML Awards shall be settled in cash or KML Restricted Voting Shares, as determined by the KML Board in accordance with the KML RSU Plans prior to the Effective Time in the manner set forth in the KML Disclosure Letter.

KML shall be exclusively responsible for any withholding obligations of Taxes pursuant to the Tax Act or other applicable Laws from any amounts paid in connection with the settlement of any KML Awards (whether pursuant to this Section 2.7 or otherwise) or otherwise paid in respect of obligations to KML Employees, and KML shall deliver the consideration for the foregoing net of such amounts to KML Employees and holders of KML Awards, as applicable. Any such amounts deducted, withheld and remitted by KML will be treated for all purposes under this Agreement as having been paid to the KML Employees and holders of KML Awards, as applicable, in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Tax authority.

2.8	Effective Date

The Arrangement shall become effective at the Effective Time. Upon issuance of the Final Order and subject to the satisfaction or waiver of the conditions precedent in Article 6, each of the Parties shall, as soon as practicable, execute and deliver such closing documents and instruments and KML shall proceed to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to Section 193 of the ABCA no later than the fourth business day following the satisfaction or waiver of such conditions precedent (other than the conditions precedent that by their terms are to be satisfied as of the Effective Date) or such other date as agreed to in writing by Pembina and KML, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any further act or formality.

2.9	Tax Matters

Pembina and KML shall be entitled to deduct and withhold from any amount otherwise payable to any KML Shareholder and, for greater certainty, from any amount payable to a KML Shareholder who has validly exercised, and not withdrawn, Dissent Rights, as the case may be, under the Plan of Arrangement such amounts as Pembina or KML, as the case may be, is required or reasonably believes is required to deduct and withhold from such consideration in accordance with applicable Laws. Any such amounts will be deducted, withheld and remitted from the consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes as having been paid to the KML Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate Governmental Entity.

2.10	Shareholder Communications

Each Party agrees to co-operate with the other Party and, if requested by the other Party, participate in presentations to securityholders of KML or other stakeholders of KML, as applicable, regarding the Arrangement. Each Party shall seek prior consent of the other Party, such consent not to be unreasonably withheld or delayed, prior to the making of any presentations regarding the Arrangement and shall promptly advise, consult and co-operate with the other Party in issuing any press releases or otherwise making public statements with respect to this Agreement or the Arrangement and in making any filing with any Governmental Entity or with any stock exchange, including the Exchanges, with respect thereto. Each Party shall use commercially reasonable efforts to enable the other Party to review and comment on all such press releases and filings prior to the release or filing thereof; provided, however, that the foregoing shall be subject to such Party’s overriding obligation to make disclosure in accordance with applicable Laws, and if such disclosure is required and the other Party has not reviewed or commented on the disclosure, such Party shall use commercially reasonable efforts to give prior oral or written notice to the other Party, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. For the avoidance of doubt, nothing in this Section 2.10 shall require a notice by KML or its affiliates to Pembina or Pembina’s prior consent in connection with, or prevent KML or any of its affiliates from, (a) issuing any press releases or otherwise making public statements with respect to this Agreement or the Arrangement, or (b) making internal announcements or presentations to employees and having discussions with their respective securityholders, financial analysts or other stakeholders, in each case so long as such statements and announcements are consistent with the press releases, public disclosures or public statements previously made by the Parties.

2.11	U.S. Securities Laws

The Parties agree that the Arrangement will be carried out with the intention that, and will use their reasonable best efforts to ensure that, the issuance of Pembina Common Shares to holders of KML Restricted Voting Shares and holders of Class B Units under the Arrangement will qualify for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act. Therefore, each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth in this Section 2.11. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act and to facilitate Pembina’s compliance with other U.S. Securities Laws, the Parties agree that the Arrangement will be carried out on the following basis: (a) the Court will be asked to approve the procedural and substantive fairness of the terms and conditions of the Arrangement; (b) prior to the issuance of the Interim Order, the Court will be advised of the intention of the Parties to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of Pembina Common Shares to holders of KML Restricted Voting Shares and holders of Class B Units pursuant to the Arrangement, based on the Court’s approval of the Arrangement; and (c) the Court will be advised prior to the hearing that its approval of the Arrangement will be relied upon as a determination that the Court has satisfied itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement to all Persons who are entitled to receive Pembina Common Shares pursuant to the Arrangement.

2.12	Adjustment to Exchange Ratio

Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding Pembina Common Shares shall have been changed into a different number of shares by reason of any split or consolidation of the issued and outstanding Pembina Common Shares, then the Exchange Ratio to be paid per KML Restricted Voting Share and each Class B Unit shall be appropriately adjusted to provide to holders of KML Restricted Voting Shares and holders of Class B Units the same economic effect as contemplated by this Agreement and the Arrangement prior to such action and as so adjusted shall, from and after the date of such event, be the Exchange Ratio.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PEMBINA

3.1	Representations and Warranties

Except as disclosed in the applicable section or subsection of the Pembina Disclosure Letter (it being understood that any information set forth in one section or subsection of the Pembina Disclosure Letter shall be deemed to apply to and qualify the representation and warranty set forth in this Agreement to which it corresponds in number and each other representation and warranty set forth in Schedule C hereto for which it is reasonably apparent on its face that such information is relevant to such other section), Pembina hereby makes to KML the representations and warranties set forth in Schedule C hereto and acknowledges that KML is relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the Arrangement.

3.2	Investigation

Any investigation by KML and its Representatives shall not mitigate, diminish or affect the representations and warranties of Pembina pursuant to this Agreement.

3.3	Survival of Representations and Warranties

The representations and warranties of Pembina contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated, provided that such termination of this Agreement shall not affect any claim arising from a fraudulent, wilful or intentional prior breach of any such representations or warranties.

3.4	Disclaimer of Additional Representations and Warranties

KML agrees and acknowledges that, except as expressly set forth in Schedule C, neither Pembina nor any other Persons on behalf of Pembina makes any representation or warranty, express or implied, at Law or in equity, with respect to Pembina and any such other representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, Pembina expressly disclaims any representation or warranty that is not set forth in Schedule C.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF KML

4.1	Representations and Warranties

Except as disclosed in the applicable section or subsection of the KML Disclosure Letter (it being understood that any information set forth in one section or subsection of the KML Disclosure Letter shall be deemed to apply to and qualify the representation and warranty set forth in this Agreement to which it corresponds in number and each other representation and warranty set forth in Schedule D hereto for which it is reasonably apparent on its face that such information is relevant to such other section), KML hereby makes to Pembina the representations and warranties set forth in Schedule D hereto, and acknowledges that Pembina is relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the Arrangement.

4.2	Investigation

Any investigation by Pembina and its Representatives shall not mitigate, diminish or affect the representations and warranties of KML pursuant to this Agreement.

4.3	Survival of Representations and Warranties

The representations and warranties of KML contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated, provided that such termination of this Agreement shall not affect any claim arising from a fraudulent, wilful or intentional prior breach of any such representations or warranties.

4.4	Disclaimer of Additional Representations and Warranties

Pembina agrees and acknowledges that, except as expressly set forth in Schedule D, neither KML nor any other Persons on behalf of KML makes any representation or warranty, express or implied, at Law or in equity, with respect to KML and any such other representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, KML expressly disclaims any representation or warranty that is not set forth in Schedule D.

ARTICLE 5

COVENANTS AND ADDITIONAL AGREEMENTS

5.1	Covenants of Pembina

Pembina covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, unless otherwise (i) consented to in writing by KML (such consent to be subject to applicable Law and not be unreasonably withheld, conditioned or delayed); (ii) required by applicable Laws; (iii) required or expressly permitted or specifically contemplated by this Agreement or the Arrangement; or (iv) set forth in the Pembina Disclosure Letter:

(a)

except as may be necessary in situations of emergency to preserve life, property or the environment, the business of Pembina and its Subsidiaries shall be conducted only in, and Pembina and its Subsidiaries shall not take any action except in, the ordinary course of business and consistent with past practice, and Pembina shall use all commercially reasonable efforts to maintain and preserve its and their business organization, assets, employees and advantageous business relationships; provided, however, that this Section 5.1(a) shall not restrict Pembina or any Subsidiary of Pembina from resolving to, or entering into or performing any contract, agreement, commitment or arrangement with respect to, the acquisition (subject to Section 5.1(c)(ii)), disposition (subject to Section 5.1(c)(i)), or use of, or the building or construction of any assets or properties relating to the Relevant Business of Pembina or of the ownership interests in any Person engaged in the Relevant Business of Pembina in any manner (other than a disposition of a material Subsidiary of Pembina), including other than in the usual and ordinary course consistent with past practices, and provided that the doing of any such thing does not have a Material Adverse Effect on Pembina and its Subsidiaries, taken as a whole;

(b)	Pembina shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(i)

except in connection with any issuance of Pembina Class A Preferred Shares, Pembina Class B Preferred Shares or hybrid securities, amend Pembina’s constating documents or amend in any material respects the constating documents of any of its Subsidiaries;

(ii)

except in relation to internal transactions solely involving Pembina and its Subsidiaries or solely among such Subsidiaries, declare, set aside or pay any dividend or other distribution or payment in cash, shares or property in respect of its shares owned by any Person, except monthly dividends to holders of Pembina Common Shares and dividends to holders of Pembina Class A Preferred Shares in the amounts set forth in the articles of Pembina;

(iii)

issue, grant, sell or agree to issue, grant or sell any shares of Pembina or any of its Subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Pembina or any of its Subsidiaries with a value in the aggregate exceeding $1.0 billion, other than as required pursuant to the terms attaching to any of Pembina’s outstanding securities and new grants of Pembina Options;

(iv)	except as allowed pursuant to the terms attaching to any Pembina Class A Preferred Shares, amend the terms of or reclassify any of its securities;

(v)	adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Pembina or any of its Subsidiaries; or

(vi)	authorize, agree, resolve, commit or propose any of the foregoing, or enter into, modify or terminate any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c)	Pembina shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(i)

sell, pledge, dispose of or encumber any assets of Pembina or any of its Subsidiaries with a value individually or in the aggregate exceeding $2.0 billion (other than any security interests required to be provided in connection with Pembina’s credit facilities, any project financing, the assumption by Pembina of the KML Credit Facilities or in connection with any transactions solely involving Pembina and its Subsidiaries);

(ii)

acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries of Pembina) or purchase of any property or assets of any other individual or entity with a value individually or in the aggregate exceeding $2.0 billion;

(iii)

waive, release, grant or transfer any rights of material value or modify or change any existing license, lease, contract or other document which is material to the business of Pembina and its Subsidiaries, taken as a whole, other than in the ordinary course of business consistent with past practice; or

(iv)	authorize, agree, resolve, commit or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d)

Pembina will make all necessary filings and applications under applicable Laws, including Canadian Securities Laws and U.S. Securities Laws, required to be made on the part of Pembina in connection with the transactions contemplated herein and shall take all reasonable actions necessary to be in compliance with such applicable Laws;

(e)

Pembina shall apply to list the Pembina Common Shares issuable or to be made issuable pursuant to the Arrangement on the Exchanges and shall use its commercially reasonable efforts to obtain approval, subject to customary conditions, for the listing of such Pembina Common Shares on the Exchanges;

(f)

Pembina shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by Pembina or on behalf of any of its Subsidiaries in this Agreement untrue in any material respect; and

(g)

Pembina shall prepare and furnish to KML the Pembina Information and shall ensure that, as of the date the KML Proxy Circular is first mailed to the KML Shareholders and the date of any KML Shareholders’ Meeting, the Pembina Information shall (i) be complete and correct in all material respects and not contain any Misrepresentations, and (ii) comply in all material respects with all applicable Laws. Pembina shall promptly correct any Pembina Information which shall have become false or misleading at any time prior to the KML Shareholders’ Meeting.

5.2	Covenants of KML

KML covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, unless otherwise (i) consented to in writing by Pembina (such consent to be subject to applicable Law and not be unreasonably withheld, conditioned or delayed); (ii) required by applicable Laws; (iii) required or expressly permitted or specifically contemplated by this Agreement or the Arrangement; or (iv) set forth in the KML Disclosure Letter:

(a)

except as may be necessary in situations of emergency to preserve life, property or the environment, the business of KML and its Subsidiaries shall be conducted only in, and KML and its Subsidiaries shall not take any action except in, the ordinary course of business and consistent with past practice (which, for greater certainty includes resolving to, or entering into or performing any contract, agreement, commitment or arrangement with respect to, the acquisition (subject to Section 5.2(c)(ii)), disposition (subject to Section 5.2(c)(i) and (vii)), or use (subject to Section 5.2(c)(vii)) of, or the building or construction (subject to Section 5.2(d)) of, any assets or properties relating to the Purchased Business), KML shall use all commercially reasonable efforts to maintain and preserve its and its Subsidiaries’ business organization, assets, employees and advantageous business relationships and KML shall undertake any actions agreed to in writing with Pembina;

(b)	KML shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(i)	amend KML’s constating documents or the constating documents (including any joint venture or similar agreement in respect thereof) of any of its Subsidiaries;

(ii)

declare, set aside or pay any dividend or other distribution or payment in cash, shares or property in respect of its securities owned by any Person, except (A) regular quarterly dividends to holders of KML Restricted Voting Shares in an amount not to exceed $0.1625 per KML Restricted Voting Share per quarter and equivalent quarterly distributions to be paid on Class B Units, (B) regular quarterly dividends to holders of KML Preferred Shares in the amounts set forth in the articles of KML, and (C) in relation to internal transactions solely involving KML and its Subsidiaries or among such Subsidiaries in the ordinary course of business and consistent with past practice;

(iii)

issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares or securities of KML or any of its Subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or securities of KML or any of its Subsidiaries, except KML Restricted Voting Shares issuable pursuant to the terms of outstanding KML Awards outstanding on the date hereof on the terms set forth in the KML Disclosure Letter and related issuance of securities solely among KML’s Subsidiaries (and, for greater certainty, the KML’s dividend reinvestment plan and the distribution reinvestment program of the Limited Partnership shall remain suspended);

(iv)	split, consolidate, redeem, purchase or otherwise acquire any of the outstanding shares or other securities of KML or any of its Subsidiaries;

(v)	amend the terms of any of the securities of KML or any of its Subsidiaries;

(vi)	adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of KML or any of its Subsidiaries;

(vii)	complete any reorganization of the corporate structure, business, operations or assets of KML or any of its Subsidiaries, except for the transactions contemplated by the Plan of Arrangement; or

(viii)

authorize, agree, resolve, commit or propose any of the foregoing, or enter into, modify or terminate any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above;

(c)	KML shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(i)	sell, pledge, dispose of or encumber any assets of KML or any of its Subsidiaries with a value individually or in the aggregate exceeding $10.0 million;

(ii)

acquire (by merger, amalgamation, consolidation, acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly owned Subsidiaries of KML) or purchase of any property or assets of any other individual or entity, except in each case (A) pursuant to the KML’s capital budget (a copy of which is included in the KML Disclosure Letter), and (B) with a value individually or in the aggregate not exceeding $10.0 million;

(iii)

incur any indebtedness for borrowed money or any other liability or obligation, issue any debt or hybrid securities, assume, guarantee, endorse or otherwise become responsible for, the obligations of any other Person, or make any loans or advances to any Person, except in each (A) case pursuant to capital expenditures pursuant to KML’s capital budget (a copy of which is included in the KML Disclosure Letter); or (B) any incurrence of indebtedness not in excess of $5.0 million;

(iv)

extend the maturity of any indebtedness for borrowed money or any other liability or obligation, including bankers’ acceptances, except those which are not material and which arise in the ordinary course of business consistent with past practice;

(v)

settle, pay, discharge or satisfy any claims, liabilities or obligations (including any regulatory investigation) which are (A) material to the Purchased Business, other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in KML’s most recently publicly available financial statements as of the date hereof or incurred in the ordinary course of business consistent with past practice, or (B) brought by any present, former or purported holder of its securities (in such Person’s capacity as such) in connection with the transactions contemplated by this Agreement or the Arrangement prior to the Effective Date;

(vi)	waive, release or relinquish, or authorize or propose to do so, any contractual right which is material to the Purchased Business;

(vii)

waive, release, grant or transfer any rights of material value, or enter into, modify, amend or change any existing license, agreement, lease, contract or other document which is material to the Purchased Business (including, for greater certainty, any joint venture or similar agreement in respect thereof), other than in the ordinary course of business consistent with past practice;

(viii)	enter into or terminate any hedges, swaps or other financial instruments or similar transaction; or

(ix)	authorize, agree, resolve, commit or propose to do any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d)

except for the aggregate amount and for the specified purposes set forth in KML’s capital budget (a copy of which is included in the KML Disclosure Letter), and except for capital expenditures necessary to address emergencies or other urgent matters involving actual or potential loss or damage to property, or threats to human safety or the environment, KML and its Subsidiaries shall not, prior to the Effective Date, incur or commit to incur capital expenditures with a value individually or in the aggregate exceeding $10.0 million;

(e)

KML shall use its commercially reasonable efforts (taking into account insurance market conditions and offerings and industry practices) to cause its and its Subsidiaries’ current insurance (or re-insurance) policies, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, except where such cancellation, termination or lapse would not individually or in the aggregate be material to KML or any of its Subsidiaries, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductibles and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(f)

KML will deliver to Pembina, as soon as they become available, true and complete copies of any KML Disclosure Document required to be filed by KML or any of its Subsidiaries with any Governmental Entity subsequent to the date hereof;

(g)	KML shall not, and shall not permit any of its Subsidiaries to:

(i)	file any amended Tax Returns;

(ii)

change in any material respect any of its methods of reporting income or deductions for accounting or income tax purposes from those employed in the preparation of its income tax return for the taxation year ending December 31, 2018, except as may be required by applicable Law;

(iii)	make or revoke any material election relating to Taxes;

(iv)	settle, compromise or agree to the entry of judgment with respect to any proceeding relating to Taxes except for any settlement, compromise or agreement that is not material to KML;

(v)	file any Tax Return other than in accordance with past practice;

(vi)	enter into any Tax sharing agreement;

(vii)	consent to any extension or waiver of any limitation period with respect to Taxes; or

(viii)	make a request for a Tax ruling to any Governmental Entity.

(h)

KML shall continue to withhold from each payment to be made to any of its present or former employees (which includes officers) and directors and to all other Persons including all Persons who are non-residents of Canada for the purposes of the Tax Act, all amounts that are required to be so withheld by any applicable Laws and KML shall remit such withheld amounts to the proper Governmental Entity within the times prescribed by such applicable Laws;

(i)

KML shall conduct itself so as to keep Pembina fully informed as to the material decisions or actions required or required to be made with respect to the operations of the Purchased Business; provided that such disclosure is not otherwise prohibited by reason of a confidentiality obligation owed to a third party or otherwise prevented by applicable Law or is in respect to customer-specific or competitively sensitive information;

(j)

KML shall promptly notify Pembina in writing of any material change in the business operations, results of operations, properties, assets, liabilities, or financial condition of the Purchased Business;

(k)

KML will make all necessary filings and applications under applicable Laws, including applicable Canadian Securities Laws and U.S. Securities Laws, required to be made on the part of KML in connection with the transactions contemplated herein and shall take all commercially reasonable action necessary to be in compliance with such applicable Laws;

(l)

KML shall ensure that it has available funds to permit the payment of any amount that may become payable under Article 8, having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount if and when required;

(m)

KML shall use commercially reasonable efforts to obtain resignations and mutual releases (in a form satisfactory to Pembina, acting reasonably) from each of the directors and officers of KML and its Subsidiaries as requested by Pembina, to be effective at the Effective Time;

(n)

KML shall use commercially reasonable efforts provide Pembina with such assistance as may be reasonably required in connection with the application for conditional approval of the listing of the Pembina Common Shares issuable under the Arrangement on the Exchanges; and

(o)	KML shall not agree, resolve, commit or undertake, or enter into or modify any contract, agreement, commitment or arrangement to, do any of the matters prohibited in this Section 5.2.

Nothing in this Agreement is intended to or shall result in Pembina exercising material influence over the operations of KML or any of its Subsidiaries, particularly in relation to operations in which the Parties compete or would compete, but for this Agreement, with each other, prior to the Effective Date.

5.3	Covenants Regarding Employment and Benefits Matters

(a)

KML covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, unless otherwise (i) consented to in writing by Pembina (such consent to be subject to applicable Law and not be unreasonably withheld, conditioned or delayed); (ii) required by applicable Laws; (iii) required or expressly permitted or specifically contemplated by this Agreement or the Arrangement; or (iv) set forth in the KML Disclosure Letter:

(i)

except as provided in Section 2.7, KML shall not, and the KML Board and its committees shall not, use any discretion which may be available to them under the terms of the KML RSU Plans, or any KML Awards granted thereunder, to accelerate the vesting of any KML Awards granted pursuant to the KML RSU Plans and all payouts of KML Awards granted pursuant to the KML RSU Plans shall be determined in accordance with Section 2.7 hereof;

(ii)	KML shall not, and shall cause each of its Subsidiaries not to:

(A)	issue, award or grant any KML Awards or any securities or other instruments or equity-based compensation providing similar benefits;

(B)

except as may be required pursuant to existing employment, collective bargaining, pension, supplemental pension or termination policies or agreements (each of which are in writing and copies of which have been provided to Pembina prior to the date hereof), (i) grant, accelerate, increase or otherwise amend any payment, award, compensation or other benefit payable in any form to any officer, director, consultant or employee, (ii) make or agree to make any loan to any officer, director, consultant or employee, (iii) grant, accelerate, increase or otherwise amend the amount, value or terms of any change of control, severance, separation, retention or termination pay to, or enter into any employment, change of control, severance, retention or termination agreement with any officer, director, consultant or employee of KML or any of its Subsidiaries, or (iv) take or propose any action to effect any of the foregoing;

(C)	grant any general salary increases;

(D)	make any payment to any director, officer, consultant or employee outside of their ordinary and usual compensation for services provided; or

(E)

enter into or modify any employment agreement with any officer, director or other employees of KML or of any of its Subsidiaries or enter into any agreements with any consultants that are not terminable without payment or penalty with 30 days or less notice;

(F)	adopt any additional benefit or similar plans which would be considered to be a KML Employee Plan once created;

(G)	amend, terminate, or except in the ordinary course of business and consistent with past practice make any contribution to, any KML Employee Plan; or

(H)	enter into, amend or modify any union recognition agreement, collective bargaining or other union or employee association agreement;

(b)

Following the Effective Date, Pembina covenants and agrees to recognize, or cause KML to recognize, each KML Employee’s past service with KML or any of its Subsidiaries and any previously recognized service with any predecessor of KML or any of its Subsidiaries, including for the purposes of determining eligibility for any entitlements to vacation, notice of termination (or pay in lieu thereof), severance, benefit plans, retirement plans and pensions plans;

(c)

Following the Effective Date, Pembina shall be responsible for, or cause KML or its relevant Subsidiary to be responsible for, all liabilities and obligations relating to the employment of the KML Employees or the termination thereof, including liabilities with respect to notice of termination (or pay in lieu thereof) and severance.

5.4	Mutual Covenants

Each of the Parties covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms:

(a)	subject to the terms and conditions of this Agreement (including Section 5.4(d)), it shall use its commercially reasonable efforts to, and shall cause its Subsidiaries to use their commercially reasonable efforts to, satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under and in accordance with all applicable Laws to complete and give effect to the Arrangement as soon as reasonably practicable, including using its commercially reasonable efforts to promptly:

(i)	obtain all necessary waivers, consents and approvals required to be obtained by it from parties to loan agreements, leases and other contracts;

(ii)	obtain all necessary exemptions, consents, approvals and authorizations as are required to be obtained by it under all applicable Laws;

(iii)

defend all lawsuits or other legal, regulatory or other proceedings against it (or if applicable, its directors or officers) challenging or affecting the Arrangement or this Agreement, and oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate, the Arrangement;

(iv)

fulfill all conditions and satisfy all provisions of this Agreement and the Arrangement, including delivery of the certificates of their respective officers contemplated by Section 6.2 and Section 6.3; and

(v)

carry out the terms of the Interim Order and the Final Order applicable to it and comply with all requirements imposed by applicable Laws on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(b)

it shall cooperate with the other Party in connection with the performance by it and its Subsidiaries of their obligations under this Section 5.4, including providing regular status updates on its progress in obtaining any Regulatory Approval to the other Party as and when requested by the other Party, and permitting the other Party and its legal counsel a reasonable opportunity to review in advance, and to provide comments on, any proposed communications of any nature with a Governmental Entity, which comments shall be considered and given due regard;

(c)

it shall use commercially reasonable efforts to, and shall cause its Subsidiaries to use commercially reasonable efforts to, satisfy (or cause the satisfaction of) the condition precedent set forth in Section 6.1(d) and Section 6.1(e), including, subject to Section 5.4(d), using commercially reasonable efforts to:

(i)	obtain all Regulatory Approvals;

(ii)

cooperate fully with the other Party and such other Party’s legal counsel, recognizing that certain competitively sensitive information may be exchanged only on an external counsel-only basis and in accordance with the Confidentiality Agreement and any other subsequent written agreement that addresses confidentiality between the Parties;

(iii)

as promptly as possible, but in any event within 15 business days of the date hereof, unless otherwise mutually agreed to in writing, make all necessary notifications or applications in respect of Regulatory Approvals, including (A) the notification required under subsection 114(1) of the Competition Act (and Pembina shall also file with the Commissioner a request for an advance ruling certificate or, in lieu thereof, a no-action letter either prior to or simultaneously with the submission of its notification), and (B) the notification under subsection 53.1(1) and 53.1(2) of the CTA, and the Parties shall supply as promptly as practicable any additional information or documentary materials that may be required or as the

Parties or their legal counsel agree may be advisable pursuant to the Competition Act, the CTA or any similar Laws;

(iv)

certify completeness of its response to any supplementary information request received under subsection 114(2) of the Competition Act, in respect of the Arrangement as promptly as practicable after the date of issuance of any such supplementary information request or second request, as applicable, but in no event later than 90 days after such issuance, unless otherwise mutually agreed to in writing, and to take all actions necessary to assert, defend and support its certification of the completeness of its response to such supplementary information request or second request;

(v)	respond promptly to all requests for information made by a Governmental Entity in respect of obtaining a Regulatory Approval; and

(vi)

prepare and file, as promptly as practicable, all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, and authorizations in respect of the Regulatory Approvals;

(d)

nothing in this Section 5.4 shall require Pembina or any of its Subsidiaries to offer, agree or consent to sell, assign, license, hold separate, restrict, impair, terminate or take any other action (individually, and collectively, a “Regulatory Action”), before or after the Effective Date, with respect to any assets or businesses, or interests in any assets or businesses, of the Purchased Business or KML or Pembina, or any of their respective Subsidiaries, as applicable and as the case may be, including agreeing and consenting to (i) restrictions on, or impairment of, its ability to own, manage, operate, or otherwise exercise full ownership rights of, any assets or businesses, or interest in any assets or businesses, or (ii) the creation of, termination or amendment of relationships, contractual rights, obligations, licenses, ventures or other arrangements, with respect to, before or after the Effective Date, any assets or businesses, or interests in any assets or businesses, of any Party or any of its respective Subsidiaries; provided that, notwithstanding the foregoing in this Section 5.4(d), in connection with obtaining the Competition Act Approval by no later than the Outside Date, Section 5.4(a), Section 5.4(c) and this Section 5.4(d) shall require Pembina to take any Regulatory Action with respect to any assets or businesses, or interests in any assets or businesses, of Pembina, KML or any of their respective Subsidiaries, as applicable and as the case may be, to the extent that any such Regulatory Action (individually or collectively) would not reasonably be expected to be materially adverse to the Purchased Business or Pembina;

(e)

except as required by Law, it shall not engage in any meetings or material communications with any Governmental Entity in relation to the Key Regulatory Approvals or the Arrangement, without legal counsel for the other Party being advised of same, and having been given the opportunity to participate in such meetings or communications, and in any event shall immediately notify and provide copies to the other Party’s legal counsel of any communications to or from a Governmental Entity in relation to the Arrangement;

(f)

subject to Section 5.4(d), it shall not wilfully or intentionally take any action, refrain from taking any action or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would or would reasonably be expected to cause any condition set forth in Article 6 not to be satisfied or otherwise significantly impede the consummation of the Arrangement, or that will have, or which would reasonably be expected to have, the effect of materially delaying, impairing or impeding the granting of the Regulatory Approvals;

(g)

except for non-substantive communications with securityholders or documents filed by KML on SEDAR or publicly with the SEC, and subject to its obligations under Section 2.10, it shall furnish promptly to the other Party or its legal counsel, a copy of each notice, report, schedule or other document delivered, filed or received by it in connection with: (i) the Arrangement; (ii) any filings under applicable Laws in connection with the transactions contemplated hereby; and (iii) any dealings with Governmental Entities in connection with the transactions contemplated hereby; and

(h)

it shall promptly notify the other Party in writing of any material complaints, investigations or hearings (or communications indicating that the same may be contemplated) by any Governmental Entity or third party relating to the transactions contemplated herein.

5.5	Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Date and the termination of this Agreement, KML shall, and shall cause its Subsidiaries and Representatives to, subject to all applicable Laws and any confidentiality obligations owed by KML to a third party or in respect to customer-specific or competitively sensitive information and in accordance with the Confidentiality Agreement and any other subsequent written agreement that addresses confidentiality between the Parties, afford to Pembina and the Representatives of Pembina reasonable access at all reasonable times to their officers, employees, agents, properties, books, records and contracts (but which shall not include any right of Pembina’s Representatives to attend KML’s regular operations meetings), and shall furnish Pembina with all data and information as Pembina may reasonably request, subject to any confidentiality obligations owed by KML to a third party, in respect to customer-specific or competitively sensitive information, the conditions contained in the Confidentiality Agreement and any other subsequent written agreement that addresses confidentiality between the Parties, in order to permit Pembina to be in a position to expeditiously and efficiently continue the businesses and operations of Pembina and its Subsidiaries and KML and its Subsidiaries immediately upon, but not prior to, the Effective Date.

5.6	Insurance and Indemnification

(a)

Pembina agrees that it will maintain in effect, or will cause KML or its successors to maintain in effect, without any reduction in scope or coverage for six years from the Effective Time customary policies of directors’ and officers’ liability insurance providing protection comparable to the current protection provided by the policies maintained by KML and its Subsidiaries as are in effect immediately prior to the Effective Time and providing coverage on a “trailing” or “run-off” basis for all present and former directors and officers of KML with respect to claims arising from facts or events which occurred prior to the Effective Time. Furthermore, prior to the Effective Time, KML may, in the alternative, with the consent of Pembina, not to be unreasonably withheld, purchase run-off directors’ and officers’ liability insurance for a period of up to six years from the Effective Time, and in such event none of Pembina, KML or any successor of KML will have any further obligation under this Section 5.6(a).

(b)

Pembina agrees that all rights to indemnification or exculpation now existing in favour of present and former officers and directors of KML shall survive completion of the Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date. Any right to indemnification pursuant to this Section 5.6 shall not be amended, repealed or otherwise modified at any time in a manner that would adversely affect the rights of such present and former officers and directors of KML as provided herein.

5.7	Privacy Issues

(a)	For the purposes of this Section 5.7, the following definitions shall apply:

(i)

“applicable law” means, in relation to any Person, transaction or event, all applicable provisions of Laws by which such Person is bound or having application to the transaction or event in question, including applicable privacy laws;

(ii)

“applicable privacy laws” means any and all applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law including the Personal Information Protection Act (Alberta);

(iii)

“authorized authority” means, in relation to any Person, transaction or event, any (A) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (B) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (C) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (D) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event; and

(iv)

“Personal Information” means information (other than business contact information when used or disclosed for the purpose of contacting such individual in that individual’s capacity as an employee or an official of an organization and for no other purpose) about an identifiable individual disclosed or transferred to Pembina by KML in accordance with this Agreement and/or as a condition of the Arrangement.

(b)

The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws as such pertain to the collection, use or disclosure of Personal Information disclosed to either Party pursuant to or in connection with this Agreement (the “Disclosed Personal Information”).

(c)

Prior to the completion of the Arrangement, neither Party shall use or disclose the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement. After the completion of the transactions contemplated herein, a Party may only collect, use and disclose the Disclosed Personal Information for the purposes for which the Disclosed Personal Information was initially collected from or in respect of the individual to which such Disclosed Personal Information relates or for the completion of the transactions contemplated herein, unless (i) either Party shall have first notified such individual of such additional purpose, and where required by applicable law, obtained the consent of such individual to such additional purpose, or (ii) such use or disclosure is permitted or authorized by applicable law without notice to, or consent from, such individual.

(d)

Each Party acknowledges and confirms that the disclosure of the Disclosed Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the Disclosed Personal Information relates solely to the carrying on of the business or the completion of the Arrangement.

(e)	Each Party acknowledges and confirms that it has taken and shall continue to take reasonable steps to, in accordance with applicable law, prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f)

Subject to the following provisions, each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or representatives responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties’ obligations hereunder. Prior to the completion of the Arrangement, each Party shall take reasonable steps to ensure that access to the Disclosed Personal Information shall be restricted to those employees or representatives of the respective Party who have a bona fide need to access to such information in order to complete the Arrangement.

(g)

Where authorized by applicable law, each Party shall promptly notify the other Party of all inquiries, complaints, requests for access, variations or withdrawals of consent and claims of which the Party is made aware in connection with the Disclosed Personal Information. To the extent permitted by applicable law, the Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, variations or withdrawals of consent and claims.

(h)

Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the other Party shall forthwith cease all use of the Disclosed Personal Information acquired by it in connection with this Agreement and will return to the requesting Party or, at the requesting Party’s request, destroy in a secured manner, in accordance with applicable law, the Disclosed Personal Information (and any copies thereof) in its possession.

5.8	Rights of First Refusal

(a)

The Parties acknowledge that some of the assets, rights, interests and property of the KML Operating Entities are subject to rights of first refusal, rights of first offer, or other pre-emptive rights of purchase (any such rights, the “Rights of First Refusal”) and that the KML Disclosure Letter sets out a complete and accurate list of such assets, rights, interests and property (collectively, the “ROFR Assets”) which are triggered by the Arrangement or any of the transactions contemplated herein. The Parties acknowledge and agree as to the value allocated to each of the ROFR Assets (a “ROFR Value”) as set forth in the KML Disclosure Letter.

(b)

As soon as practicable following the date hereof, KML shall cause the applicable KML Operating Entities to prepare and to send notices, in the form acceptable to Pembina acting reasonably, and using the applicable ROFR Values set forth in the KML Disclosure Letter, to the Persons holding Rights of First Refusal and shall provide Pembina a copy of all such notices. KML shall promptly notify Pembina upon each Person exercising or waiving a Right of First Refusal or any Right of First Refusal being extinguished.

(c)

In the event a holder of a Right of First Refusal in respect of any ROFR Assets validly exercises such rights but the purchase of such ROFR Assets is not completed on the Effective Date or the holder of the Right of First Refusal has not exercised or waived its Right of First Refusal and the applicable waiting period thereunder has not yet expired prior to the Effective Date, provided that this Agreement is not terminated in accordance with the terms hereof, Pembina shall cause the applicable KML Operating Entity to comply with the terms of the applicable Right of First Refusal from and after the Effective Date and the applicable KML Operating Entity shall be entitled to any proceeds payable in respect of the disposition of such ROFR Asset.

(d)

The entering into of any agreement, or amendment or waiver of an existing agreement, between KML or its Subsidiaries and a counterparty to a Right of First Refusal shall require the prior written approval of Pembina, in its sole and unfettered discretion.

5.9	Replacement of KMI Credit Support

Pembina shall, or cause its affiliates to, use commercially reasonable efforts to cause the replacement of the Existing Credit Support in favour of the existing beneficiaries therefor as of the Effective Time (which, for certainty, shall include the return, cancellation or release of the Existing Credit Support).

5.10	Cochin Financial Resources Plan

(a)

Each of KML and Pembina shall (or shall cause their respective affiliates to) complete and file with the NEB a Notification of Change in Financial Resources in respect of the Cochin Financial Resources Plan within 20 business days following the execution of this Agreement, unless otherwise mutually agreed to in writing by the Parties. The filing will request that Pembina (or its applicable affiliate) wishes to assume all obligations in connection with the Cochin Financial Resources Plan for events arising after the Effective Date and will provide a replacement plan with respect to financial assurances acceptable to the NEB to permit the cancellation of the existing insurance program of KMI which covers $225.0 million of the Cochin Financial Resources Plan and, at Pembina’s option, to permit the cancellation of the KML Credit Facilities which along with cash on hand and cash flow from operations covers $75.0 million of the Cochin Financial Resources Plan.

(b)

Each of KML and Pembina shall (or shall cause their respective affiliates to) promptly file or cause to be filed, no later than 20 business day from the date hereof, all required filings under the National Energy Board Act for a Notification of Change in Financial Resources, shall consult and cooperate with each other in the preparation of such filings, and shall promptly inform the other Party of any material communication received by such Party from the NEB regarding the filings.

(c)

Each of KML and Pembina shall provide to the other Party, in advance of submission to the NEB regarding a Notification of Change in Financial Resources, a reasonable opportunity to comment on any draft filing, application or submission by them, and the Party receiving such comments shall give reasonable consideration to the comments it receives from the other Party when preparing subsequent drafts and the final version of any filing, application or submission.

(d)

In the event that a Party deems any of the information that it must provide to the other Party under Section 5.10(c) to be confidential and competitively sensitive, the supplying Party may redact such information so that the receiving Party does not receive such confidential and competitively sensitive information, except that a non-redacted version shall be provided to such receiving Party’s external legal counsel.

(e)

Pembina shall use commercially reasonable efforts, with the cooperation of KML, to obtain NEB approval of the Notification of Change in Financial Resources as soon as is reasonably practicable and in any event prior to the Effective Date. The provisions of this Section 5.10(e) shall require Pembina to provide assurances to the NEB that, after the Effective Date, Pembina (directly and/or through Cochin ULC, as required) will maintain at least $300.0 million in financial resources, or such other amount as the NEB may require, including readily accessible resources, in form and substance acceptable to the NEB, to satisfy the $300.0 million financial resource requirement, in accordance with subsection 48.13(2) of the National Energy Board Act, section 2 of the Pipeline Financial Requirements Regulation, and in compliance with any NEB direction.

ARTICLE 6

CONDITIONS

6.1	Mutual Conditions

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a)

the Interim Order shall have been obtained on terms consistent with the Arrangement and in form and substance satisfactory to each of the Parties, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to either of the Parties, acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution shall have been passed by the KML Shareholders at the KML Shareholders’ Meeting in accordance with the Interim Order;

(c)

the Final Order shall have been obtained on terms consistent with the Arrangement and in form and substance satisfactory to each of the Parties, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to either of the Parties, acting reasonably, on appeal or otherwise;

(d)

each Key Regulatory Approval shall have been made, given, obtained or occurred, as the case may be, and any such approval shall be in full force and effect and shall not have been modified or invalidated in any manner;

(e)

all Regulatory Approvals (other than the Key Regulatory Approvals) required to be obtained, shall have been made, given, obtained or occurred, as the case may be, on terms and conditions acceptable to the Parties, each acting reasonably, and such Regulatory Approvals shall be in full force and effect, and all applicable domestic and foreign statutory and regulatory waiting periods necessary to complete the Arrangement shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made, except where the failure or failures to obtain such Regulatory Approvals, or for the applicable waiting periods to have expired or terminated, would not be reasonably expected to have a Material Adverse Effect in respect of either Pembina and its Subsidiaries, taken as a whole (either before or after the completion of the Arrangement) or KML and its Subsidiaries, taken as a whole;

(f)

the conditional approval to the listing of the Pembina Common Shares issuable pursuant to the Arrangement on the TSX, and approval, subject to official notice of issuance, of the listing of Pembina Common Shares issuable pursuant to the Arrangement on the NYSE, shall have been obtained;

(g)

no Law (whether temporary, preliminary or permanent) regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of Law) shall be in effect or shall have been enacted, promulgated, amended or applied by any Governmental Entity, which prevents, prohibits or makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins Pembina or KML from consummating the Arrangement, or that would be reasonably expected to have a Material Adverse Effect in respect of either Pembina and its Subsidiaries, taken as a whole (either before or after the completion of the Arrangement) or KML and its Subsidiaries, taken as a whole;

(h)

no act, action, suit, proceeding, objection, opposition, order or injunction shall have been taken, entered or promulgated by any Governmental Entity, whether or not having the force of Law, which prevents, prohibits or makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins Pembina or KML from consummating the Arrangement or that would be reasonably expected to have a Material Adverse Effect in respect of either Pembina and its Subsidiaries, taken as a whole (either before or after the completion of the Arrangement) or KML and its Subsidiaries, taken as a whole;

(i)	KML, Cochin ULC and KMI shall have entered into the Parent Agreement; and

(j)

the Parties shall have satisfactory evidence that all of the conditions to closing of the transactions contemplated by the Cochin Purchase Agreement have been, or will be prior to the Effective Time, satisfied or waived, and that the closing of the transactions contemplated by the Cochin Purchase Agreement will be completed on the Effective Date.

6.2	Pembina Conditions

The obligation of Pembina to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	the representations and warranties made by KML:

(i)

in paragraphs (a), (b), (c), (d), (i), (j), (k), (t)(i), (nn) and (oo) of Schedule D shall be true and correct (other than de minimis inaccuracies) as of the Effective Date as if made on such date (except to the extent such representations and warranties speak as of an earlier date and except it being understood that the number of KML Restricted Voting Shares outstanding as described in paragraph (j) of Schedule D may increase from the number outstanding on the date of this Agreement solely as a result of vesting of KML Awards and that the number of KML Awards may change due to their vesting, expiry or termination in accordance with their terms);

(ii)	in paragraphs (e), (g), (h) and (ii) of Schedule D shall be true and correct in all material respects as of the Effective Date as if made on such date; and

(iii)

in the remainder of Schedule D shall be true and correct as of the Effective Date as if made on such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result in a Material Adverse Change in respect of KML and its Subsidiaries, taken as a whole (and for this purpose, any reference to “material”, “Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored);

and KML shall have provided to Pembina a certificate of two executive officers of KML (on KML’s behalf and without personal liability) certifying the foregoing on the Effective Date;

(b)

KML shall have complied in all material respects with its covenants herein to be complied with by it on or prior to the Effective Time, and KML shall have provided to Pembina a certificate of two executive officers of KML (on behalf of KML and without personal liability) certifying compliance with such covenants on the Effective Date;

(c)	no Material Adverse Change in respect of KML and its Subsidiaries, taken as a whole, shall have occurred after the date hereof and prior to the Effective Date;

(d)

holders of less than 50% of the outstanding KML Restricted Voting Shares shall have validly exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date; and

(e)	KML and KMI shall have entered into the Transition Services Agreement.

The conditions set forth in this Section 6.2 are for the exclusive benefit of Pembina and may be asserted by Pembina regardless of the circumstances or may be waived in writing by Pembina in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Pembina may have.

6.3	KML Conditions

The obligation of KML to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	the representations and warranties made by Pembina:

(i)	in paragraph (l)(i) of Schedule C shall be true and correct as of the Effective Date as if made on such date;

(ii)

in paragraphs (a), (b), (c), (d) and (e) of Schedule C shall be true and correct in all material respects as of the Effective Date as if made on such date (except as affected by transactions contemplated or permitted by this Agreement);

(iii)	in paragraph (h) of Schedule C shall be true and correct as of the date of this Agreement; and

(iv)

in the remainder of Schedule C shall be true and correct as of the Effective Date as if made on such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result in a Material Adverse Change in respect of Pembina and its Subsidiaries, taken as a whole (and for this purpose, any reference to “material”, “Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored);

and Pembina shall have provided to KML a certificate of two executive officers of Pembina (on Pembina’s behalf and without personal liability) certifying the foregoing on the Effective Date;

(b)

Pembina shall have complied in all material respects with its covenants herein to be complied with by it on or prior to the Effective Time, and Pembina shall have provided to KML a certificate of two executive officers of Pembina (on behalf of Pembina and without personal liability) certifying compliance with such covenants on the Effective Date; and

(c)	no Material Adverse Change in respect of Pembina and its Subsidiaries, taken as a whole, shall have occurred after the date hereof and prior to the Effective Date.

The conditions set forth in this Section 6.3 are for the exclusive benefit of KML and may be asserted by KML regardless of the circumstances or may be waived by KML, in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which KML may have.

6.4	Notice and Cure Provisions

Each Party will give prompt notice to the other Party of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event, state of facts, circumstance or change in circumstances (actual, anticipated, contemplated, or to the knowledge of such Party, threatened) which would, or would reasonably be expected to:

(a)

cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect (or, in the case of any representations or warranties that are not subject to materiality qualifications in respect of the conditions contained in Section 6.2(a)(i) or Section 6.3(a)(i), cause any of such representations or warranties of such Party to be untrue or inaccurate in any respect); or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party,

and it shall in good faith discuss with the other Party any event, state of facts, circumstance or change in circumstances (actual, anticipated, contemplated, or to the knowledge of such Party, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to the other Party pursuant to this Section 6.4. The delivery of any notice pursuant to this Section 6.4 shall not limit or otherwise affect the representations, warranties, covenants, conditions or agreements of the Parties under this Agreement or any remedies available pursuant to this Agreement with respect thereto to the Party receiving that notice.

Neither Party may elect to terminate this Agreement pursuant to Section 8.1(b)(iii) [Failure to Satisfy Mutual Conditions], Section 8.1(c)(i) [KML Reps and Warranties and Covenants Condition] or Section 8.1(d)(i) [Pembina Reps and Warranties and Covenants Condition], as applicable, unless promptly, and in any event prior to the issuance of the Certificate by the Registrar, the Party intending to terminate this Agreement (the “Terminating Party”) has delivered a written notice (a “Termination Notice”) to the other Party (the “Receiving Party”) specifying in reasonable detail all breaches of covenants, inaccuracies of representations and warranties, inability to satisfy conditions or other matters which the Terminating Party is asserting as the basis for termination. If any Termination Notice is delivered: (a) if such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination until the earlier of (i) the expiration of a period of 15 business days from the date of receipt of the Termination Notice by the Receiving Party, and (ii) the Outside Date, if such matter has not been cured by such date; provided however that, if the Receiving Party is proceeding diligently to cure any such matter, the Terminating Party may not exercise such termination until the Outside Date; and (b) if such matter is incapable of being cured prior to the Outside Date, the Terminating Party must exercise such termination not later than the end of the 10th business day from the date of receipt of the Termination Notice by the Receiving Party, following which such Terminating Party shall be deemed to have waived its termination right under Section 8.1(b)(iii) [Failure to Satisfy Mutual Conditions], Section 8.1(c)(i) [KML Reps and Warranties and Covenants Condition] or Section 8.1(d)(i) [Pembina Reps and Warranties and Covenants Condition], as applicable, in respect of the breach or failure of condition to which such Termination Notice relates. If a Termination Notice has been delivered to KML within 10 business days prior to the date of the KML Shareholders’ Meeting, KML may elect to postpone the KML Shareholders Meeting until the expiry of such period.

6.5	Frustration of Conditions

Neither Pembina nor KML may rely, either as a basis for not consummating the conditions contemplated by this Agreement or terminating this Agreement and abandoning the Arrangement, on the failure of any condition set forth in Sections 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was primarily caused by, or primarily resulted from, such Party’s failure to perform any of its covenants or agreements under this Agreement.

6.6	Merger of Conditions

Subject to applicable Law, the conditions set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released upon the issuance of a Certificate in respect of the Arrangement.

ARTICLE 7

ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

7.1	KML Covenant Regarding Non-Solicitation

(a)

KML shall immediately cease and cause to be terminated all existing solicitations, discussions or negotiations (including through any Representatives on its behalf), if any, with any Person (other than Pembina and its Representatives) with respect to any Acquisition Proposal and, in connection therewith, KML shall discontinue access to any of its confidential information (including any data room), and shall promptly request the return or destruction of all information respecting KML or any of its Subsidiaries provided to any Person (other than Pembina or its Representatives) who has entered into a confidentiality agreement with KML or any of its Subsidiaries relating to an Acquisition Proposal in the last twelve months and shall use commercial reasonable efforts to ensure that such requests are honoured. KML and its Subsidiaries shall take commercially reasonable actions to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar agreements or covenants that KML or any of its Subsidiaries has entered into and that KML enters into after the date of this Agreement in accordance with and subject to the terms of this Agreement (it being acknowledged by Pembina that KML shall not be obligated to enforce any standstill, non-disclosure, non-disturbance, non-solicitation and similar agreements or covenants that are automatically terminated or released as a result of entering into and announcing this Agreement).

(b)	Except as provided in this Article 7, KML shall not, directly or indirectly, do or authorize or permit any of its Representatives to do, any of the following:

(i)

solicit, initiate or knowingly encourage or otherwise facilitate (including by way of furnishing information) any Acquisition Proposal or any inquiries, proposals or offers relating to any Acquisition Proposal;

(ii)

enter into or participate in any discussions or negotiations regarding any Acquisition Proposal, or furnish to any other Person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with any Acquisition Proposal or any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing; provided that KML may (A) communicate with any Person for the purposes of clarifying the terms of any inquiry, proposal or offer made by such Person that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, (B) advise any Person of the restrictions of this Agreement, and (C) advise any Person making an Acquisition Proposal that the KML Board has determined that such Acquisition Proposal does not constitute a Superior Proposal;

(iii)

waive, terminate, amend, modify or release any third party or enter into or participate in any discussions, negotiations or agreements to waive, terminate, amend, modify or release any third party from any rights or other benefits under confidentiality and/or standstill agreements relating to an Acquisition Proposal (which, for greater certainty, does not prohibit the automatic release of a party or termination of such provisions in accordance with the pre-existing and express terms of any standstill provision);

(iv)

accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five business days will not be considered to be in violation of this Section 7.1(b)(iv)); or

(v)

accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal (other than a confidentiality agreement contemplated under Section 7.1(b)(vi));

provided, however, that notwithstanding any other provision hereof, KML and its Representatives may, prior to the approval of the Arrangement Resolution at the KML Shareholders’ Meeting:

(vi)

enter into or participate in any discussions or negotiations with a third party that is not in breach of any confidentiality or standstill agreement and that, without any solicitation, initiation or knowing encouragement or facilitation, directly or indirectly, after the date of this Agreement, by KML or any of its Representatives, seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality agreement in favour of KML that is on terms that KML determines in good faith are no less favourable to KML than those found in the Confidentiality Agreement (provided that such confidentiality agreement shall (A) allow for disclosure thereof, along with all information provided thereunder, to Pembina as set out below, (B) allow disclosure to Pembina of the making and terms of any Acquisition Proposal made by the third party as contemplated herein, and (C) not contain any provision restricting KML from complying with this Section 7.1) may furnish to such third party any information concerning KML and its Subsidiaries and their businesses, properties and assets, in each case if, and only to the extent that:

(A)

the third party has first made a written bona fide Acquisition Proposal, which did not result from a breach of this Section 7.1, and in respect of which the KML Board determines in good faith, after consultation with its outside legal and financial advisors, constitutes or could reasonably be expected to lead to a Superior Proposal (disregarding, for the purposes of such determination, any due diligence or access condition to which such Acquisition Proposal is subject); and

(B)	prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party regarding the Acquisition Proposal, KML shall:

(1)

provide prompt notice to Pembina to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such third party, together with a copy of the confidentiality agreement referenced above and, if not previously provided to Pembina, copies of all information provided to such third party concurrently with the provision of such information to such third party;

(2)	notify Pembina orally and in writing of any inquiries, offers or proposals with respect to an actual or contemplated Superior

Proposal (which written notice shall include a summary of the material terms of such proposal (and any amendments or supplements thereto)) and, if the proposal includes equity consideration, the identity of the Person making it, and shall include copies of any such inquiries, offers or proposals made in writing and any amendments to any of the foregoing within 24 hours of the receipt thereof; and

(3)	keep Pembina promptly informed of the status and reasonable details of any such inquiry, offer or proposal and answer Pembina’s reasonable questions with respect thereto; and

(vii)

accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party or make a Change in Recommendation, but only if prior to such acceptance, recommendation, approval or implementation or making such Change in Recommendation, the KML Board concludes in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 7.1(c) and after receiving the advice of outside legal counsel that the failure by the KML Board to take such action would be inconsistent with its fiduciary duties under applicable Laws, and KML (A) complies with its obligations set forth in this Section 7.1, (B) terminates this Agreement in accordance with Section 8.1(d)(ii), and (C) concurrently therewith pays the amount required by Section 8.3(b)(ii) to Pembina.

(c)

Following determination by the KML Board that an Acquisition Proposal constitutes a Superior Proposal, KML shall give Pembina, orally and in writing, at least five complete business days advance notice of any decision by the KML Board to accept, recommend, approve or enter into an agreement to implement a Superior Proposal or to make a Change in Recommendation, which notice shall confirm that the KML Board has determined that such Acquisition Proposal constitutes a Superior Proposal and shall identify the third party making the Superior Proposal and KML shall provide Pembina with a true and complete copy thereof and the agreement to implement the Superior Proposal and any amendments thereto. During such five business day period, KML agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not make a Change in Recommendation. In addition, during such five business day period KML shall, and shall cause its financial and legal advisors to, negotiate in good faith with Pembina and its financial and legal advisors to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable KML to proceed with the Arrangement as amended rather than the Superior Proposal. In the event Pembina proposes to amend this Agreement and the Arrangement on a basis such that the KML Board determines that the alternative proposed transaction is no longer a Superior Proposal and so advises the board of directors of Pembina prior to the expiry of such five business day period, the KML Board shall not accept, recommend, approve or enter into any agreement to implement such Acquisition Proposal and shall not release the party making the Acquisition Proposal from any standstill provisions and shall not make a Change in Recommendation. In the event that KML provides the notice contemplated by this Section 7.1(c) on a date which is less than five business days prior to the KML Shareholders’ Meeting, KML may, and Pembina shall be entitled to require KML to adjourn or postpone the KML Shareholders’ Meeting to a date that is not more than 10 business days after the date of such notice.

(d)

Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by KML Shareholders or other material terms or condition thereof, shall constitute a new Acquisition Proposal for the purposes of Section 7.1(c), and Pembina shall be afforded a new five business day period from the date on which Pembina received all of the materials set forth in Section 7.1(c) with respect to the new Superior Proposal from KML.

(e)

The KML Board shall promptly reaffirm the recommendation and determination outlined in Section 2.2(a) by press release after (i) any Acquisition Proposal which is publicly announced is determined not to be a Superior Proposal, or (ii) the Parties have entered into an amended agreement pursuant to Section 7.1(c) which results in any Acquisition Proposal not being a Superior Proposal.

(f)

KML shall ensure that its affiliates and Representatives are aware of the provisions of this Section 7.1. KML shall be responsible for any breach of this Section 7.1 by KML’s affiliates or KML’s Representatives.

(g)

Nothing in this Agreement shall prohibit KML, the KML Board or the KML Independent Committee from complying with Part 2 – Division 3 of NI 62-104 and similar provisions in respect of U.S. Securities Laws relating to the provision of directors’ circulars and making appropriate disclosure with respect thereto to KML’s securityholders.

ARTICLE 8

TERMINATION AND FEES AND EXPENSES

8.1	Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written agreement of Pembina and KML;

(b)	by either Pembina or KML if:

(i)

the Arrangement Resolution shall have failed to receive the requisite vote of the KML Shareholders to approve such resolution at the KML Shareholders’ Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order;

(ii)

the Effective Time shall not have occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any Party whose failure to fulfill any of its covenants or obligations or whose breach of any of its representations or warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date; or

(iii)

any condition in Section 6.1 (other than the condition in Section 6.1(b) [Arrangement Resolution Passed]) becomes incapable of being satisfied by the Outside Date, except that the right to terminate this Agreement under this Section 8.1(b)(iii) (A) must be exercised by the Terminating Party no later than the end of the 10th business day from the date of receipt of the Termination Notice by the Receiving Party, following which such Terminating Party shall be deemed to have waived its termination right under this Section 8.1(b)(iii) in respect of the matter specified in such Termination Notice that causes the inability to satisfy the applicable condition, and (B) shall not be available to any Party whose failure to fulfill any of its covenants or obligations or whose breach of any of its representations or warranties under this Agreement has been the cause of, or resulted in, the failure of such condition to be satisfied;

(c)	by Pembina if:

(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of KML set forth in this Agreement occurs that would cause the condition in Section 6.2(a) [KML Reps and Warranties Condition] or Section 6.2(b) [KML Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured by the Outside Date or is not cured in accordance with the terms of Section 6.4; provided that (A) any fraudulent, wilful or intentional breach shall be deemed to be incapable of being cured, (B) Pembina is not then in breach of this Agreement so as to cause any condition in Section 6.3(a) [Pembina Reps and Warranties Condition] or Section 6.3(b) [Pembina Covenants Condition] not to be satisfied, and (C) any termination pursuant to this Section 8.1(c)(i) is subject to and satisfies the provisions of Section 6.4; or

(ii)

(A) the KML Board or any committee of the KML Board fails to unanimously recommend or withdraws, amends, modifies, changes or qualifies, or publicly proposes or states an intention to withdraw, amend, modify, change or qualify, the recommendations or determinations referred to in Section 2.2(a) in a manner adverse to Pembina or shall have resolved to do so prior to the Effective Date (and such action is not subsequently withdrawn), (B) the KML Board or any committee of the KML Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend, an Acquisition Proposal or publicly takes no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five business days (any action set forth in subclauses (A) or (B) of this Section 8.1(c)(ii), a “Change in Recommendation”), (C) the KML Board or any committee of the KML Board accepts or enters into or publicly proposes to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by and in accordance with Section 7.1(b)(vi)); or (D) the KML Board or any committee of the KML Board fails to publicly reconfirm the recommendations or determinations referred to in Section 2.2(a) upon the reasonable request of Pembina prior to the earlier of five business days following such request or five business days prior to the KML Shareholders’ Meeting.

(d)	by KML if:

(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Pembina set forth in this Agreement occurs that would cause the condition in Section 6.3(a) [Pembina Reps and Warranties Condition] or Section 6.3(b) [Pembina Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured by the Outside Date or is not cured in accordance with the terms of Section 6.4; provided that (A) any fraudulent, wilful or intentional breach shall be deemed to be incapable of being cured, (B) KML is not then in breach of this Agreement so as to cause any condition in Section 6.2(a) [KML Reps and Warranties Condition] or Section 6.2(b) [KML Covenants Condition] not to be satisfied, and (C) any termination pursuant to this Section 8.1(d)(i) is subject to and satisfies the provisions of Section 6.4; or

(ii)

prior to the approval by the KML Shareholders of the Arrangement Resolution, the KML Board authorizes KML to enter into a written agreement (other than a confidentiality agreement permitted by and in accordance with Section 7.1(b)(vi)) with respect to, or KML accepts, recommends or enters into any agreement to implement, a Superior Proposal in accordance with Section 7.1, provided KML is then in compliance with Section 7.1 and that prior to or concurrent with such termination KML pays the amount required pursuant to and in accordance with Section 8.3(b)(ii).

8.2	Term and Effect of Termination

(a)

This Agreement shall be effective from the date hereof until the earlier of (i) the Effective Date occurring, (ii) the termination of the Cochin Purchase Agreement in accordance with its terms, and (iii) the termination of this Agreement in accordance with its terms.

(b)

In the event of the termination of this Agreement pursuant to Section 8.1 or Section 8.2(a) as a result of the termination of the Cochin Purchase Agreement in accordance with its terms or the Effective Date occurring, this Agreement shall forthwith become void and have no further force or effect, and neither Party (nor its Representatives or securityholders) shall have any liability or further obligation to the other Party hereunder, except:

(i)

in the event of termination pursuant to Section 8.1, the provisions and obligations set forth in Section 5.7 and this Section 8.2, Section 8.3 and Section 8.4 (in each case to the extent applicable) and Article 9 shall survive any termination;

(ii)

in the event of termination pursuant to Section 8.2(a) as a result of the termination of the Cochin Purchase Agreement in accordance with its terms, the provisions and obligations set forth in Section 5.7, this Section 8.2 and Article 9 shall survive any termination; and

(iii)	in the event of the Effective Date occurring, the provisions and obligations set forth in Section 5.6(b), Section 5.7, Section 5.8(c) and Article 9 shall survive any termination.

(c)

For greater certainty and notwithstanding anything in this Agreement to the contrary other than being subject to Section 8.4, nothing contained in this Section 8.2 shall relieve either Party from liability for (i) failure to consummate the Arrangement when required pursuant to this Agreement, or (ii) fraud or any wilful or intentional breach of any provision of this Agreement. No termination of this Agreement shall affect the obligations of the Parties pursuant to the Confidentiality Agreement or any other subsequent written agreement that addresses confidentiality between the Parties, except to the extent specified therein.

8.3	Termination Fees

(a)

Despite any other provision in this Agreement relating to the payment of fees and expenses, if a KML Termination Fee Event occurs, KML shall pay Pembina the KML Termination Fee in accordance with Section 8.3(c) and if a Reverse Termination Fee Event occurs, the Pembina shall pay the KML the Reverse Termination Fee in accordance with Section 8.3(e).

(b)	For the purposes of this Agreement, “KML Termination Fee” means $90.0 million, and “KML Termination Fee Event” means the termination of this Agreement:

(i)	by Pembina, pursuant to Section 8.1(c)(ii) [Change in Recommendation];

(ii)	by KML, pursuant to Section 8.1(d)(ii) [To enter into a Superior Proposal];

(iii)	by Pembina or KML pursuant to Section 8.1(b)(i) [Failure of KML Shareholders to Approve] if:

(A)	at any time after the execution of this Agreement and prior to such termination, an Acquisition Proposal is made, proposed, offered, publicly announced or otherwise publicly disclosed by any Person (other than Pembina or its affiliates) or any Person (other than Pembina or its affiliates) shall have publicly announced an intention to make an Acquisition Proposal; and

(B)

within 12 months following the date of such termination (1) an Acquisition Proposal is consummated or effected (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above), or (2) KML or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into an agreement in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) and such Acquisition Proposal is later consummated or effected (whether or not such Acquisition Proposal is later consummated or effected within 12 months after such termination); or

(iv)	by Pembina, pursuant to Section 8.1(c)(i) [Breach of Covenants], if such termination relates to a breach, in a material respect, by KML of Section 7.1.

For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in paragraphs (a) to (d) of the definition of “Acquisition Proposal” set forth in Section 1.1, except that references to “20% or more of the voting securities of KML “ shall be deemed to be references to “50% or more”, and “20% or more” in relation to KML’s revenues or earnings on a consolidated basis shall instead be construed to refer to “50% or more”. In addition, for the purposes of clause (iii)(B) above, the term “Acquisition Proposal” shall not include an Acquisition Proposal made by KMI or any of its affiliates, provided that KMI or its affiliates have not, at any time after the execution of this Agreement and prior to the termination of this Agreement, made, proposed, offered, publicly announced or otherwise publicly disclosed, or have publicly announced an intention to make, the Acquisition Proposal referred to in clause (iii)(A) above and that KMI is in compliance in all material respects with its obligations under the KMI Support Agreement.

(c)

If a KML Termination Fee is payable pursuant to Section 8.3(b)(i) or Section 8.3(b)(iv), the KML Termination Fee shall be paid within three business days following such KML Termination Fee Event. If a KML Termination Fee is payable pursuant to Section 8.3(b)(ii), the KML Termination Fee shall be paid prior to or concurrently with the occurrence of such KML Termination Fee Event. If a KML Termination Fee is payable pursuant to Section 8.3(b)(iii), the KML Termination Fee shall be paid upon the consummation of the Acquisition Proposal referred to therein. Any KML Termination Fee shall be paid by KML to Pembina (or as Pembina may direct by notice in writing), by wire transfer in immediately available Canadian funds to an account designated by Pembina.

(d)	For the purposes of this Agreement, “Reverse Termination Fee” means $90.0 million and “Reverse Termination Fee Event” means:

(i)	the termination of this Agreement:

(A)

by Pembina pursuant to Section 8.1(b)(iii) [Failure to Satisfy Mutual Condition to Close] if the termination results solely as a result of a failure to satisfy the condition in Section 6.1(g) [Illegality] only insofar as such Law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of Law), is related to the Competition Act Approval; or

(B)	by Pembina or KML pursuant to Section 8.1(b)(ii) [Occurrence of Outside Date] if, as of the time of termination, the only conditions set forth in

Section 6.1 [Mutual Conditions], Section 6.2 [Pembina Conditions] and Section 6.3 [KML Conditions] that have not been satisfied or waived by Pembina are: (1) the condition in Section 6.1(d) [Key Regulatory Approvals] related to the Competition Act Approval; (2) the condition in Section 6.1(g) [Illegality] only insofar as such Law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of Law), is related to the Competition Act Approval or Section 6.1(h) [No Legal Action] only insofar as the act, action, suit, proceeding, objection, opposition, order or injunction is related to the Competition Act Approval; and (3) those conditions that by their terms are to be satisfied at the Effective Time and that are capable of being satisfied, provided that the Reverse Termination Fee will not be payable pursuant to Section 8.3(d)(i)(A) or Section 8.3(d)(i)(B) if (A) the failure of such conditions to be satisfied has been caused by, or is a result of, the failure of KML to perform any of its covenants or agreements under this Agreement, and (B) Pembina has complied, in all material respects, with its obligations in Section 5.4(a);

(ii)	the termination of the Cochin Purchase Agreement by Seller (as defined therein) (the “U.S. Seller”) or Buyer (as defined therein) (the “U.S. Buyer”):

(A)

pursuant to Section 10.1(a)(ii) of the Cochin Purchase Agreement solely as a result of an order or injunction under Antitrust Laws (as defined in the Cochin Purchase Agreement) and such order or injunction has not been caused by, or is not a result of, the failure of U.S. Seller to perform, in a material respect, of any of its covenants or agreements under Section 7.2 of the Cochin Purchase Agreement; or

(B)

pursuant to Section 10.1(a)(iv) of the Cochin Purchase Agreement if, as of the time of termination, (i) the condition in Section 8.3 or 9.3 of the Cochin Purchase Agreement is not satisfied (unless the failure of such condition to be satisfied has been caused by, or is a result of, the failure of U.S. Seller to perform, in a material respect, of any of its covenants or agreements under Section 7.2 of the Cochin Purchase Agreement), and (ii) all of the other conditions set forth in the Cochin Purchase Agreement have been satisfied or waived by U.S. Buyer or U.S. Seller, as the case may be, other than (x) those conditions that by their terms are to be satisfied at the Closing (as defined in the Cochin Purchase Agreement) and that are capable of being satisfied and (y) the failure of the conditions set forth in Section 8.5 and 9.5 of the Cochin Purchase Agreement to be satisfied by reason of a Proceeding (as defined in the Cochin Purchase Agreement) under Antitrust Laws (as defined in the Cochin Purchase Agreement), provided that the Reverse Termination Fee will not be payable pursuant to Section 8.3(d)(ii)(A) or Section 8.3(d)(ii)(B) if (A) the failure of such conditions to be satisfied has been caused by, or is a result of, the failure of U.S. Seller to perform any of its covenants or agreements under the Cochin Purchase Agreement, and (B) U.S. Buyer has complied, in all material respects, with its obligations in Section 7.2 of the Cochin Purchase Agreement.

(e)

If a Reverse Termination Fee is payable pursuant to any provision of Section 8.3(d), the Reverse Termination Fee shall be paid within three business days following such Reverse Termination Fee Event. Any Reverse Termination Fee shall be paid by Pembina to KML (or as KML may direct by notice in writing), by wire transfer in immediately available Canadian funds to an account designated by KML.

8.4	Liquidated Damages

(a)

The Parties acknowledge that the agreements contained in Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Parties would not enter into this Agreement, and that the amounts set out in Section 8.3 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which Pembina or KML, as applicable, will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

(b)

Each Party agrees that the payment of the KML Termination Fee or the Reverse Termination Fee in the manner provided in Section 8.3 is the sole monetary remedy of the Party receiving such payment in respect of the event giving rise to such payment; provided that this limitation shall not (a) apply in the event of fraud or willful or intentional breach of this Agreement by the Party making such payment as set forth in Section 8.2, and (b) prior to any termination of this Agreement, preclude a Party from seeking injunctive relief to restrain any breach or threatened breach by the other Party of its covenants in this Agreement, or otherwise obtain specific performance of any of such covenants in accordance with Section 9.8.

8.5	Fees and Expenses

Each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Agreement and the Arrangement. Pembina and KML shall share equally any filing fees and applicable Taxes payable for or in respect of any application, notification or other filing made in respect of any regulatory process in respect of the transactions contemplated by the Arrangement, including under the Competition Act and the CTA.

ARTICLE 9

GENERAL PROVISIONS

9.1	Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the KML Shareholders’ Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, subject to the Interim Order, the Final Order and applicable Laws.

9.2	Waiver

Either Party may: (a) extend the time for the performance of any of the obligations or other acts of the other Party; (b) waive compliance with any of the other Party’s agreements or the fulfillment of any conditions to its own obligations contained herein; and (c) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and such waiver shall apply only to the specific matters identified in such instrument.

9.3	Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by email, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by either Party by notice to the other Party given in accordance with these provisions):

(a)	if to Pembina:

Pembina Pipeline Corporation 4000, 585 – 8th Avenue SW Calgary, Alberta T2P 1G1

Attention: Telephone: Email:	Christopher Scherman (403) 817-7189 cScherman@pembina.com

with a copy to (which shall not constitute notice):

Stikeman Elliott LLP 4300 Bankers Hall West 888 - 3rd Street SW Calgary, Alberta T2P 5C5

Attention: Telephone: Email:	Christopher Nixon 403-266-9017 cnixon@stikeman.com

(b)	if to KML:

Kinder Morgan Canada Limited Suite 2700, 300 5th Avenue SW Calgary, Alberta T2P 5J2

Attention: Telephone: Email:	Dax Sanders (713) 369-8832 dax_sanders@kindermorgan.com

with a copy to (which shall not constitute notice):

Blake, Cassels & Graydon LLP 3500, 855 – 2nd Street SW Calgary, Alberta T2P 4J8

Attention: Telephone: Email:	Mungo Hardwicke-Brown / Olga Kary 403-260-9600 mhb@blakes.com / olga.kary@blakes.com with a copy to (which shall not constitute notice):

Goodmans LLP 333 Bay St., Suite 3400 Toronto, Ontario M5H 2S7

Attention: Email:	Robert Vaux / Jamie van Diepen rvaux@goodmans.ca / jvandiepen@goodmans.ca

9.4	Entire Agreement; Binding Effect

This Agreement: (a) together with the Confidentiality Agreement and any other subsequent written agreement that addresses confidentiality between the Parties, constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof; and (b) shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

9.5	Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the Parties hereto without the prior written consent of the other Party.

9.6	Time of Essence

Time shall be of the essence in this Agreement.

9.7	Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

9.8	Specific Performance

Pembina and KML agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement or the Confidentiality Agreement or any other subsequent written agreement that addresses confidentiality between the Parties were not performed by the other Party in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of the provisions of this Agreement or the Confidentiality Agreement or any other subsequent written agreement that addresses confidentiality between the Parties or to otherwise obtain specific performance of any such provisions, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

9.9	Third Party Beneficiaries

The provisions of Section 5.3(b), Section 5.3(c) and Section 5.6: (a) are intended for the irrevocable benefit of the Persons referenced therein, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and Pembina shall hold the rights and benefits of Section 5.3(b), Section 5.3(c) and Section 5.6 in trust for and on behalf of the Third Party Beneficiaries and Pembina hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and (b) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise. Except as provided in this Section 9.9, this Agreement shall not: (a) confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns; (b) constitute or create an employment agreement with any employee, create any right to employment or continued employment or service, or to a particular term or condition of employment; or (c) be construed to establish, amend, or modify any KML Employee Plan or any other benefit or compensation plan, program, agreement or arrangement.

9.10	Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the Laws of Canada applicable therein, and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta.

9.11	No Liability

No director or officer of Pembina shall have any personal liability whatsoever to KML under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Pembina. No director or officer of KML shall have any personal liability whatsoever to Pembina under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of KML.

9.12	Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)

the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.13	Counterparts

This Agreement may be executed by electronic signature and in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

[The remainder of this page is left blank intentionally]

IN WITNESS WHEREOF the Parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PEMBINA PIPELINE CORPORATION

By:	(signed) “J. Scott Burrows”
Name:	J. Scott Burrows
Title:	Senior Vice President & Chief Financial Officer

By:	(signed) “C.S. Scherman”
Name:	C.S. Scherman
Title:	Vice President, General Counsel & Corporate Secretary

KINDER MORGAN CANADA LIMITED

By:	(signed) “Steven J. Kean”
Name:	Steven J. Kean
Title:	Chief Executive Officer

By:	(signed) “Dax A. Sanders”
Name:	Dax A. Sanders
Title:	Chief Financial Officer

SCHEDULE A

PLAN OF ARRANGEMENT

respecting

KINDER MORGAN CANADA LIMITED

made pursuant to

Section 193 of the Business Corporations Act (Alberta)

ARTICLE 1

INTERPRETATION

1.1	In this Plan of Arrangement, the following terms have the following meanings:

(a)	“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b)

“Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to the arrangement pursuant to section 193 of the ABCA on the terms and subject to the conditions set forth in this Plan of Arrangement as supplemented, modified or amended in accordance with this Plan, and not to any particular article, section or other portion hereof;

(c)

“Arrangement Agreement” means the agreement dated August 20, 2019, between Pembina and KML with respect to the Arrangement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms;

(d)

“Arrangement Resolution” means the special resolution of the KML Shareholders, voting together as a single class, in respect of the Arrangement to be considered at the KML Shareholders’ Meeting, substantially in the form attached as Schedule B to the Arrangement Agreement;

(e)

“Articles of Arrangement” means the articles of arrangement of KML in respect of the Arrangement required under subsection 193(10) of the ABCA to be sent to the Registrar for filing after the Final Order has been granted, giving effect to the Arrangement;

(f)	“Business Day” means a day other than a Saturday, Sunday or statutory holiday or other day when banks in the City of Calgary, Alberta or Houston, Texas are not generally open for business;

(g)

“Certificate” means the certificate or proof of filing to be issued by the Registrar pursuant to subsection 193(11) or 193(12) of the ABCA in respect of the Articles of Arrangement giving effect to the Arrangement;

(h)	“Class B Units” means the Class B limited partnership units of the Limited Partnership;

(i)

“Cooperation Agreement” means the cooperation agreement dated May 30, 2017 among KML, Kinder Morgan, Inc., the Limited Partnership, KM Canada Terminals ULC, Kinder Morgan Canada GP Inc. and Kinder Morgan Canada Limited, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms;

(j)	“Court” means the Court of Queen’s Bench of Alberta;

(k)

“Depositary” means Computershare Trust Company of Canada, a trust company licensed to carry on business in the Province of Alberta at its principal office in Calgary, Alberta, or such other person that may be appointed by Pembina and KML for the purpose of receiving deposits of certificates formerly representing KML Restricted Voting Shares;

(l)	“Dissent Rights” means the right of dissent in respect of the Arrangement provided for in Article 4;

(m)

“Dissenting KML Shareholders” means registered KML Restricted Voting Shareholders who validly exercise the Dissent Rights, which exercise of Dissent Rights has not been withdrawn, or is not deemed to have been withdrawn, before the Effective Time;

(n)	“Effective Date” means the date the Arrangement becomes effective under the ABCA;

(o)	“Effective Time” means 12:01 a.m. on the Effective Date;

(p)

“Encumbrance” includes any mortgage, pledge, assignment, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(q)

“Final Order” means the final order of the Court acceptable to KML and Pembina, each acting reasonably, approving the Arrangement pursuant to subsection 193(9)(a) of the ABCA, as such order may be amended (provided that any such amendment is acceptable to both the KML and Pembina, each acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

(r)

“Interim Order” means an interim order of the Court acceptable to KML and Pembina, each acting reasonably, concerning the Arrangement under subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the KML Shareholders’ Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction with the approval of KML and Pembina, each acting reasonably;

(s)	“KML” means Kinder Morgan Canada Limited, a corporation incorporated under the ABCA;

(t)

“KML Proxy Circular” means the notice of the KML Shareholders’ Meeting to be sent to KML Shareholders and the management proxy circular to be prepared in connection with the KML Shareholders’ Meeting, together with any amendments thereto or supplements thereof made in accordance with the Arrangement Agreement, and any other registration statement, information circular or proxy statement which may be prepared in connection with the KML Shareholders’ Meeting;

(u)	“KML Restricted Voting Shareholders” means the holders of KML Restricted Voting Shares;

(v)	“KML Restricted Voting Shares” means the restricted voting shares in the capital of KML;

(w)	“KML Shareholders” means, collectively, the KML Restricted Voting Shareholders and the KML Special Voting Shareholders;

(x)

“KML Shareholders’ Meeting” means such meeting or meetings of the KML Shareholders, including any adjournment thereof in accordance with the Arrangement Agreement, that is to be convened as provided by the Interim Order to consider, and if deemed advisable approve, the Arrangement;

(y)	“KML Special Voting Share Consideration” means $0.000001 per KML Special Voting Share;

(z)	“KML Special Voting Shareholders” means the holders of KML Special Voting Shares and associated Class B Units;

(aa)	“KML Special Voting Shares” means the special voting shares in the capital of KML;

(bb)	“KML Voting Shares” means, collectively, the KML Restricted Voting Shares and the KML Special Voting Shares;

(cc)

“Letter of Transmittal” means, as applicable, (i) in respect of the KML Restricted Voting Shares, the letter of transmittal accompanying the KML Proxy Circular sent to KML Restricted Voting Shareholders pursuant to which holders of KML Restricted Voting Shares are required to deliver certificates representing the KML Restricted Voting Shares to the Depositary in order to receive, on completion of the Arrangement, in exchange for each KML Restricted Voting Share, the Pembina Common Share Consideration; or (ii) in respect of the KML Special Voting Shares and the Class B Units, the letter of transmittal sent to KML Special Voting Shareholders and holders of Class B Units pursuant to which holders of KML Special Voting Shares and holders of Class B Units are required to deliver certificates representing the KML Special Voting Shares and the Class B Units to the Pembina in order to receive, on completion of the Arrangement, in exchange for each KML Special Voting Share, the KML Special Voting Share Consideration and for each Class B Units, the Pembina Common Share Consideration;

(dd)

“Limited Partnership” means Kinder Morgan Canada Limited Partnership, a limited partnership formed under the laws of the Province of Alberta, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms;

(ee)

“Limited Partnership Agreement” means the second amended and restated limited partnership agreement dated August 15, 2017 governing the Limited Partnership, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms;

(ff)	“Pembina” means Pembina Pipeline Corporation, a corporation existing under the ABCA;

(gg)	“Pembina Common Share Consideration” means 0.3068 of a Pembina Common Share;

(hh)	“Pembina Common Shares” means the common shares in the capital of Pembina;

(ii)

“Plan” or “Plan of Arrangement” means this plan of arrangement as amended or supplemented from time to time in accordance with the terms hereof, and “hereby”, “hereof”, “herein”, “hereunder”, “herewith” and similar terms refer to this plan of arrangement and not to any particular provision of this plan of arrangement;

(jj)	“Registrar” means the Registrar of Corporations duly appointed pursuant to section 263 of the ABCA;

(kk)

“Services Agreement” means the services agreement dated as of May 30, 2017 between Kinder Morgan Canada Services Inc., KML, Kinder Morgan Canada GP Inc. and the Limited Partnership, as amended and assigned as of August 31, 2018, and as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms; and

(ll)	“Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time.

1.2

The division of this Plan of Arrangement into articles, sections and subsections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3

Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and subsections are to articles, sections and subsections of this Plan of Arrangement.

1.4

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities. The words “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation” whether or not they are in fact followed by those words or words of like import.

1.5	Unless otherwise specified, all references to “dollars” or “$” shall mean Canadian dollars.

1.6

In the event that the date on which any action is required to be taken hereunder by any person is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.7

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letter of Transmittal are local time in Calgary, Alberta unless otherwise stipulated herein or therein.

1.8	Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

1.9	References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1	This Plan of Arrangement is made pursuant and subject to the provisions of and forms part of the Arrangement Agreement.

2.2

This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (a) all registered and beneficial KML Shareholders (including Dissenting KML Shareholders); (b) KML; (c) the Limited Partnership and its partners; (d) the parties to the Cooperation Agreement; (e) the parties to the Services Agreement; and (f) Pembina.

2.3

The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 have become effective in the sequence set out therein. If no Certificate is required to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, the Arrangement shall become effective at the Effective Time on the date the Articles of Arrangement are filed with the Registrar pursuant to subsection 193(10) of the ABCA.

ARTICLE 3

ARRANGEMENT

3.1

Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein.

Dissenting KML Shareholders

(a)

Subject to Article 4, the KML Restricted Voting Shares held by Dissenting KML Shareholders shall be deemed to have been transferred to Pembina (free and clear of all any Encumbrances) and cancelled, and such Dissenting KML Shareholders shall cease to have any rights as KML Restricted Voting Shareholders, other than the right to be paid the fair value of their KML Restricted Voting Shares in accordance with Article 4, and the names of such holders shall be removed from the register of KML Restricted Voting Shareholders and Pembina shall be recorded as the registered holder of KML Restricted Voting Shares so transferred;

Termination of the Cooperation Agreement

(b)	the Cooperation Agreement shall be terminated and shall cease to have any further force or effect;

Termination of the Services Agreement

(c)	the Services Agreement shall be terminated and shall cease to have any further force or effect;

Amendment of the Limited Partnership Agreement

(d)	the Limited Partnership Agreement shall be amended to facilitate the transactions in this Plan of Arrangement;

Acquisition of KML Restricted Voting Shares by Pembina

(e)

each issued and outstanding KML Restricted Voting Share (other than those held by Dissenting KML Shareholders) shall be transferred by the holder thereof without any further action on its part (free and clear of any Encumbrances) to Pembina in exchange for the Pembina Common Share Consideration, and Pembina shall be deemed to be the legal and beneficial owner of such transferred KML Restricted Voting Share (free and clear of Encumbrances), and upon such exchange:

(i)

the holders of such KML Restricted Voting Shares shall cease to be the holders of KML Restricted Voting Shares and the names of such holders shall be removed from the register of KML Restricted Voting Shareholders;

(ii)	Pembina shall become the holder of the KML Restricted Voting Shares so exchanged and shall be added to the register of KML Restricted Voting Shareholders as the registered holder of such shares; and

(iii)

the aggregate paid-up capital of the KML Restricted Voting Shares immediately prior to the Effective Time shall be added to the stated capital account maintained by Pembina in respect of the Pembina Common Shares.

Acquisition of KML Special Voting Shares by Pembina

(f)

each issued and outstanding KML Special Voting Share shall be transferred by the holder thereof without any further action on its part (free and clear of any Encumbrances) to Pembina in exchange for the KML Special Voting Share Consideration, and Pembina shall be deemed to be the legal and beneficial owner of such transferred KML Special Voting Share (free and clear of Encumbrances), and upon such exchange:

(i)

the holders of such KML Special Voting Shares shall cease to be the holders of KML Special Voting Shares and the names of such holders shall be removed from the register of KML Special Voting Shareholders; and

(ii)	Pembina shall become the holder of the KML Special Voting Shares so exchanged and shall be added to the register of KML Special Voting Shareholders as the registered holder of such shares; and

Acquisition of Class B Units by Pembina

(g)

each issued and outstanding Class B Unit shall be transferred by the holder thereof without any further action on its part (free and clear of any Encumbrances) to Pembina in exchange for the Pembina Common Share Consideration, and Pembina shall be deemed to be the legal and beneficial owner of such transferred Class B Unit (free and clear of Encumbrances), and upon such exchange:

(i)	the holders of such Class B Units shall cease to be the holders of Class B Units and the names of such holders shall be removed from the register of holders of Class B Units; and

(ii)	Pembina shall become the holder of the Class B Units so exchanged and shall be added to the register of holders of Class B Units as the registered holder of such units.

3.2

KML, Pembina and the Depositary shall be entitled to deduct and withhold from any consideration or amount otherwise payable to any former KML Shareholder, if applicable, such amounts as KML, Pembina, or the Depositary, as the case may be, may determine is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the former KML Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a former KML Shareholder exceeds the cash consideration otherwise payable to the holder, KML, Pembina and the Depositary are hereby authorized to sell or otherwise dispose of any property or amount otherwise payable to such former KML Shareholder pursuant to this Plan of Arrangement to the extent necessary to provide sufficient funds to KML, Pembina or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and KML, Pembina or the Depositary, as the case may be, shall remit to such former KML Shareholder any unapplied balance of the net proceeds of such sale.

3.3

The holders of Class B Units whose Class B Units are exchanged for Pembina Common Share Consideration pursuant to Section 3.1(g) shall be entitled to make a joint income tax election pursuant to section 85 of the Tax Act (and any analogous provision of provincial income tax law) with respect to the transfer by providing two signed copies of the necessary joint election form to Pembina within 90 days of the Effective Date, in the prescribed form, duly completed including with the details of the number of Class B Units transferred and the applicable agreed amount (within the prescribed limits pursuant to the Tax Act) for the purposes of such joint election. Pembina shall, within 30 days of receiving the completed form, sign and return such form to the holder for filing by such holder with the Canada Revenue Agency (and any applicable provincial tax authority). Neither Pembina, KML nor any successor corporation thereof shall be responsible for the proper completion and filing of any joint election form, and except for the obligation to sign and return the duly completed joint election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties arising as a result of the failure of a holder of Class B Units to properly or timely complete and file such joint election forms in the form and manner prescribed by the Tax Act (or any applicable provincial legislation).

3.4

Pembina shall cause the general partner of the Limited Partnership to file an amendment to the certificate of limited partnership of the Limited Partnership to reflect the transfer pursuant to Section 3.1(g).

ARTICLE 4

DISSENTING KML SHAREHOLDERS

4.1	Each registered holder of KML Restricted Voting Shares shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order and this Article 4. Notwithstanding subsection 191(5) of the ABCA, the written objection to the Arrangement referred to in subsection 191(5) of the ABCA must be received by KML from the Dissenting KML Shareholder not later than 4:00 p.m. on the date that is five Business Days prior to the date of the KML Shareholders’ Meeting, all in accordance with the Interim Order.

4.2

A Dissenting KML Shareholder shall, at the Effective Time, cease to have any rights as a holder of KML Restricted Voting Shares (other than as set forth herein), and shall only be entitled to be paid by Pembina the fair value of the holder’s KML Restricted Voting Shares. A Dissenting KML Shareholder who is entitled to be paid by Pembina the fair value of the holder’s KML Restricted Voting Shares shall, pursuant to Section 3.1(a), be deemed to have transferred the holder’s KML Restricted Voting Shares (free and clear of any Encumbrances) to Pembina for cancellation without any further act or formality notwithstanding the provisions of section 191 of the ABCA.

4.3

A Dissenting KML Shareholder who for any reason is not ultimately entitled to be paid the fair value of the holder’s KML Restricted Voting Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of KML Restricted Voting Shares notwithstanding the provisions of section 191 of the ABCA.

4.4

The fair value of the KML Restricted Voting Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is approved by the holders of KML Voting Shares.

4.5

In no event shall KML or Pembina be required to recognize any Dissenting KML Shareholder as a KML Restricted Voting Shareholder after the Effective Time, and the names of such holders shall be removed from the register of KML Restricted Voting Shareholders as at the Effective Time.

4.6

For greater certainty, in addition to any other restrictions in section 191 of the ABCA, any person who has voted in favour of the Arrangement Resolution shall not be entitled to dissent with respect to such person’s KML Restricted Voting Shares for the Arrangement. In addition, a Dissenting KML Shareholder may only exercise Dissent Rights in respect of all, and not less than all, of its KML Restricted Voting Shares.

ARTICLE 5

OUTSTANDING CERTIFICATES AND FRACTIONAL SHARES

5.1

Forthwith following the Effective Time, Pembina and KML shall, subject to Section 5.2, (a) cause to be issued (i) to the KML Restricted Voting Shareholders, the number of Pembina Common Shares issuable in respect of the KML Restricted Voting Shares required by Section 3.1(e), and (ii) to the holders of Class B Units, the number of Pembina Common Shares issuable in respect of the Class B Units required by Section 3.1(g), and (b) cause to be paid to the KML Special Voting Shareholders, the aggregate KML Special Voting Share Consideration in respect of the KML Special Voting Shares required by Section 3.1(f).

5.2

Upon surrender to the Depositary (in respect of the KML Restricted Voting Shares) or Pembina (in respect of the KML Special Voting Shares and the Class B Units), as applicable, for cancellation of a certificate or certificates (as applicable) which, immediately prior to the Effective Time, represented outstanding KML Voting Shares or Class B Units, as the case may be, together with a duly completed and executed applicable Letter of Transmittal and such additional documents and instruments as the Depositary or Pembina, as applicable, may reasonably require, each KML Shareholder represented by such surrendered certificate(s) shall be entitled to receive in exchange therefor, and the Depositary or Pembina, as applicable shall deliver to such holder, the consideration which such holder has the right to receive under this Plan of Arrangement for such KML Voting Shares or Class B Units, as the case may be, less any amounts withheld pursuant to Section 3.2, and any certificate(s) so surrendered shall forthwith be cancelled.

5.3	Until deposited as contemplated by Section 5.2, each certificate that immediately prior to the Effective Time represented KML Voting Shares and Class B Units shall be deemed after the

Effective Time to represent only the right to receive upon such deposit the consideration and other property to which the holders of such KML Voting Shares or Class B Units are entitled under the Arrangement, or as to those held by Dissenting KML Shareholders, other than those Dissenting KML Shareholders deemed to have participated in the Arrangement pursuant to Section 4.3, to receive the fair value of the KML Voting Shares or Class B Units, as applicable, represented by such certificates. Any such certificate formerly representing KML Voting Shares or Class B Units not duly surrendered on or before the last Business Day prior to the third anniversary of the Effective Date shall cease to represent a claim by or interest of any former KML Shareholder of any kind or nature against KML or Pembina. On such date, all consideration and other property to which such former holder was entitled shall be deemed to have been surrendered to KML or Pembina, as applicable.

5.4

No KML Shareholder shall be entitled to receive any consideration with respect to such KML Voting Shares or Class B Units, other than the consideration and other property to which such holder is entitled to receive under the Arrangement and, for greater certainty, no such holder will be entitled to receive any interest, dividend, premium or other payment in connection therewith.

5.5

If any certificate which immediately prior to the Effective Time represented an interest in outstanding KML Voting Shares or Class B Units, as applicable, that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary (in respect of the KML Restricted Voting Shares) or Pembina (in respect of the KML Special Voting Shares and the Class B Units), as applicable, will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration and other property to which the holder is entitled pursuant to the Arrangement as determined in accordance with the Arrangement. The person who is entitled to receive such consideration and other property shall, as a condition precedent to the receipt thereof, give a bond satisfactory to Pembina and its transfer agent in such form as is satisfactory to Pembina and such transfer agent, or otherwise indemnify KML, Pembina and the transfer agent, to the reasonable satisfaction of such persons, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.6

No certificates representing fractional Pembina Common Shares shall be issued under the Arrangement. In lieu of any fractional Pembina Common Shares, each registered KML Restricted Voting Shareholder or holder of Class B Units otherwise entitled to a fractional interest in Pembina Common Shares will receive the nearest whole number of Pembina Common Shares. For greater certainty, where such fractional interest is greater than or equal to 0.5, the number of Pembina Common Shares to be issued will be rounded up to the nearest whole number and where such fractional interest is less than 0.5, the number of Pembina Common Shares to be issued will be rounded down to the nearest whole number. In calculating such fractional interests, all KML Restricted Voting Shares or Class B Units registered in the name of or beneficially held by such holders thereof or their nominee shall be aggregated.

ARTICLE 6

AMENDMENTS

6.1

KML and Pembina may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (a) set out in writing; (b) approved by KML and Pembina; (c) filed with the Court and, if made following the KML Shareholders’ Meeting, approved by the Court; and (d) communicated to KML Shareholders, if and as required by the Court.

6.2

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by KML or Pembina at any time prior to or at the KML Shareholders’ Meeting (provided that the other person shall have approved it, acting reasonably) with or without any other prior notice or communication, and if so proposed and accepted, in the manner contemplated and to the extent required by the Arrangement Agreement by the persons voting at the KML Shareholders’ Meeting (other than as may be required under the Interim Order or other order of the Court), shall become part of this Plan of Arrangement for all purposes.

6.3

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the KML Shareholders’ Meeting shall be effective only (a) if it is approved in writing by each of KML and Pembina (each acting reasonably), and (b) if required by the Court or applicable law, it is approved by the KML Shareholders.

6.4

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time provided that it is approved in writing by each of Pembina and KML, if it concerns a matter which, in the reasonable opinion of each of Pembina and KML, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and it is not adverse to the financial or economic interests of any former KML Shareholder.

ARTICLE 7

FURTHER ASSURANCES

7.1

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan without any further act or formality, each of KML and Pembina shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required in order further to document or evidence any of the transactions or events set out herein.

7.2

From and after the Effective Time (a) this Plan shall take precedence and priority over any and all rights related to KML Voting Shares and Class B Units issued prior to the Effective Time; (b) the rights and obligations of the holders of KML Voting Shares and Class B Units and any respective trustee and transfer agent therefor, shall be solely as provided for in this Plan; and (c) all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to KML Voting Shares and Class B Units shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

SCHEDULE B

FORM OF ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(1)         The arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta) (the “ABCA”) involving Kinder Morgan Canada Limited (the “Company”), as more particularly described and set forth in the management proxy circular (the “Circular”) of the Company accompanying the notice of this meeting, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

(2)        The plan of arrangement (the “Plan of Arrangement”) involving the Company, the full text of which is set out as Schedule A to the Arrangement Agreement made as of August 20, 2019 between Pembina Pipeline Corporation and the Company (the “Arrangement Agreement”), as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

(3)        The Arrangement Agreement, the actions of the directors of the Company in approving the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

(4)        Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the KML Shareholders (as defined in the Arrangement Agreement) or that the Arrangement has been approved by the Court of Queen’s Bench of Alberta, the directors of the Company are hereby authorized and empowered, without further notice to or approval of the KML Shareholders (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement and the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, to disregard the KML Shareholders’ approval and not proceed with the Arrangement.

(5)        Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute, under the corporate seal of the Company or otherwise, and to deliver to the Registrar under the ABCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

(6)        Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

B - 1

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF PEMBINA

(a)        Organization and Qualification. Each of Pembina and its Subsidiaries (i) is an entity duly existing under the Laws of its jurisdiction, (ii) has all necessary corporate or partnership, as applicable, power and authority to own its respective properties and carry on the business as respectively presently carried on thereby, and (iii) is duly licensed, registered or qualified in all necessary jurisdictions, except where a failure to be so licensed, registered or qualified would not reasonably be expected to result in a Material Adverse Effect in respect of Pembina and its Subsidiaries, taken as a whole. Copies of the constating documents of Pembina and its Subsidiaries, together with all amendments to the date hereof, have been made available to KML and are accurate and complete in all material respects as of the date hereof and have not been amended or superseded.

(b)        Authority Relative this Agreement. Pembina has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the participation by Pembina in the Arrangement contemplated hereby have been duly authorized by the board of directors of Pembina and no other corporate proceedings on the part of Pembina (including any vote or approval by or on behalf of any class of securities of Pembina) are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Pembina and constitutes a legal, valid and binding obligation of Pembina enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)        Subsidiaries. Pembina has no Subsidiaries, nor does it own, directly or indirectly, any interests in any other joint ventures, corporations, partnerships or other entities (whether or not incorporated), other than as disclosed in the Pembina Disclosure Letter.

(d)        Ownership of Subsidiaries. Except as disclosed in the Pembina Disclosure Letter, Pembina is the beneficial direct or indirect owner of all of the outstanding securities and other ownership interests of Pembina’s Subsidiaries with good title thereto free and clear of any and all Encumbrances (other than Permitted Encumbrances). Except as disclosed in the Pembina Disclosure Letter, no Person has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from Pembina, directly or indirectly, of any securities of any of Pembina’s Subsidiaries and none of the outstanding securities of Pembina’s Subsidiaries were issued in violation of or subject to the pre-emptive or similar rights of any Person. All outstanding securities or other ownership interests of Pembina’s Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive right.

(e)        No Violation; Absence of Defaults.

(i)

neither Pembina nor any of its Subsidiaries is in violation of its constating documents or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, Encumbrance, contract or other instrument or obligation to which Pembina or any of its Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Pembina or any of its Subsidiaries is bound, except for such violations or defaults which would not result in a Material Adverse Effect in respect of Pembina and its Subsidiaries, taken as a whole;

(ii)

neither the execution and delivery of this Agreement by Pembina nor the consummation of the Arrangement contemplated hereby nor compliance by Pembina with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under any of the terms, conditions or provisions of (1) Pembina’s or any of its Subsidiaries’ constating documents, or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, Encumbrance, contract or other instrument or obligation to which Pembina or any of its Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Pembina or any of its Subsidiaries is bound; or (B) subject to compliance with the statutes and regulations referred to below and receipt of the Regulatory Approvals, violate any Laws, judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Pembina, any of its Subsidiaries or any of their respective properties or assets; or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect, except, in the case of each of clauses (A)(2), (B) or (C) above, for such violations, conflicts, breaches, defaults, suspensions or revocations which, or any consents, approvals or notices which if not given or received, would not have a Material Adverse Effect in respect of Pembina and its Subsidiaries, taken as a whole; and

(iii)

other than in connection with or in compliance with the provisions of applicable Canadian Securities Laws, U.S. Securities Laws, the ABCA, the Competition Act, the CTA or other similar applicable Laws (including any Laws that regulate competition, antitrust, foreign investment or transportation), the terms of the Interim Order and the Final Order in respect of the Arrangement and the filing of the Articles of Arrangement, (A) there is no legal impediment to Pembina’s consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Pembina in connection with the consummation of the Arrangement.

(f)        Compliance with Laws. Pembina and its Subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in aggregate, reasonably be expected to have a Material Adverse Effect on Pembina and its Subsidiaries, taken as a whole.

(g)        Status. Pembina is a reporting issuer (where such concept exists) in all provinces of Canada and is in material compliance with all applicable Canadian Securities Laws therein. Pembina is registered with the SEC under Section 12 of the U.S. Exchange Act, has filed all reports to be filed under the U.S. Exchange Act and is in material compliance with all applicable U.S. Securities Laws. The currently issued and outstanding Pembina Common Shares are listed and posted for trading on the Exchanges and the currently issued and outstanding Pembina Class A Preferred Shares are listed and posted for trading on the TSX, and Pembina is in material compliance with the rules of the Exchanges.

(h)        Capitalization. Pembina has authorized share capital consisting of an unlimited number of Pembina Common Shares, an unlimited number of Pembina Class A Preferred Shares issuable in series and limited in number to not more than 50% of the number of issued and outstanding Pembina Common Shares at the time of issuance of any such Pembina Class A Preferred Shares and an unlimited number of Pembina Class B Preferred Shares. There are issued and outstanding no more than 511,558,716 Pembina Common Shares and an aggregate of 99,800,000 Pembina Class A Preferred Shares (Series 1 to 22), each on the terms as publicly disclosed by Pembina and there are no other shares of any class or series outstanding. There are no more than 18,171,345 Pembina Common Shares issuable upon the exercise of outstanding Pembina Options. Other than (i) Pembina Class A Preferred Shares issuable on conversion of other Pembina Class A Preferred Shares on the terms as publicly disclosed by Pembina, (ii) Pembina Common Shares issuable upon exercise of the Pembina Options, and (iii) Pembina Common Shares issuable pursuant to rights issued under the Pembina Shareholder Rights Plan, each on the terms as publicly disclosed by Pembina, there are no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Pembina of any shares of Pembina or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Pembina. All outstanding Pembina Common Shares and Pembina Class A Preferred Shares have, as applicable, been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Pembina Common Shares issuable upon the exercise of the Pembina Options, and all Pembina Class A Preferred Shares issuable upon conversion of any Pembina Class A Preferred Shares, in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(i)         No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Pembina Common Shares, any Pembina Class A Preferred Shares or any other securities of Pembina has been issued by any Governmental Entity and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Pembina, are contemplated or threatened under any applicable Laws or by any other Governmental Entity.

(j)         Reports. Pembina has filed with Securities Regulators, a true and complete copy of all financial statements, annual information forms, material change reports, news releases, and other material forms, reports, schedules, statements, certifications and other documents required to be filed by it under applicable Laws (collectively, the “Pembina Disclosure Documents”). The Pembina Disclosure Documents filed since December 31, 2018, as of their respective dates or if amended, as of the date of such amendment, did not contain any Misrepresentation and complied in all material respects with all applicable Laws. Pembina has not filed any material change reports which continue to be confidential.

(k)         Financial Statements. Pembina’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2018 and 2017 and unaudited consolidated financial statements as at and for the three and six months ended June 30, 2019 (together, the “Pembina Financial Statements”) have been prepared in conformity with IFRS (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited financial statements, in the related report of Pembina’s independent auditors or (ii) in the case of unaudited interim statements, to the extent they are subject to normal year-end adjustments) applied on a consistent basis throughout the periods involved and present fairly: (A) the financial position, changes in shareholders’ equity, results of operations and cash flows of Pembina as at the dates of and for the periods referred to in such statements, and (B) the financial position of Pembina as at the date referred to in the balance sheet of Pembina, subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments and to disclosures that would be made in the notes thereto if they were audited financial statements.

(l)         Absence of Certain Changes. Since December 31, 2018:

(i)	there has not occurred any Material Adverse Change in respect of Pembina and its Subsidiaries, taken as a whole; and

(ii)	Pembina and its Subsidiaries have carried on their businesses in all material respects in the ordinary and normal course.

(m)        Environmental. Except as disclosed in the Pembina Disclosure Letter and to the knowledge of Pembina: (i) none of Pembina or any of its Subsidiaries is in violation of any Environmental Laws in any material respect; (ii) each of Pembina and its Subsidiaries has all permits, authorizations and approvals required under any applicable Environmental Laws to operate the Relevant Business of Pembina and are in material compliance with their requirements; (iii) there have not occurred any material spills, emissions or pollution on any property of Pembina or its Subsidiaries as a result of their operations, nor has Pembina or any of its Subsidiaries been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws which remain open or outstanding; (iv) there are no pending administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Encumbrances, orders, directions, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Law against Pembina or any of its Subsidiaries, and Pembina has reasonably concluded that there are no facts or circumstances which would reasonably be expected to form the basis for any such administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, orders, directions, notices of non-compliance or violation, investigation or proceedings; and (v) Pembina has reasonably concluded that there are no costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) associated with the effect of Environmental Laws on various business, operations and properties of Pembina and its Subsidiaries that would be material to Pembina and its Subsidiaries, taken as a whole.

(n)        Litigation. Except as disclosed in the Pembina Disclosure Letter: (i) there is no material litigation or governmental or other proceeding or investigation before any Governmental Entity, in progress, pending or, to Pembina’s knowledge, threatened (and Pembina does not know of any basis therefor) against, or involving, Pembina or any of its Subsidiaries; and (ii) there are no material matters under discussion with any Governmental Entity relating to material Taxes, governmental charges, orders or assessments asserted by any such authority involving Pembina or any of its Subsidiaries.

(o)        Investment Canada Act. Pembina is not a non-Canadian within the meaning of the Investment Canada Act (Canada).

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF KML

(a)        Organization and Qualification. Each of KML and its Subsidiaries (other than KML JVs) (i) is an entity duly existing under the Laws of its jurisdiction, (ii) has all necessary corporate or partnership, as applicable, power and authority to own its respective properties and carry on the business as respectively presently carried on thereby, and (iii) is duly licensed, registered or qualified in all necessary jurisdictions, except where a failure to be so licensed, registered or qualified would not reasonably be expected to result in a Material Adverse Effect in respect of KML and its Subsidiaries, taken as a whole. Copies of the constating documents of KML and its Subsidiaries, together with all amendments to the date hereof, have been made available to Pembina and are accurate and complete in all material respects as of the date hereof and have not been amended or superseded.

(b)        Authority Relative this Agreement. KML has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the participation by KML in the Arrangement contemplated hereby have been duly authorized by the KML Board and, subject to such approval of KML Shareholders as is stipulated by the Court in the Interim Order, no other corporate proceedings on the part of KML are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by KML and constitutes a legal, valid and binding obligation of KML enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)        Subsidiaries. (i) Except as disclosed in the KML Disclosure Letter, KML does not have any Subsidiaries; and (ii) KML is not, directly or indirectly, “affiliated” with or a “holding corporation” of any other body corporate (within the meaning of those terms in the ABCA) other than KMI and its direct and indirect Subsidiaries, and, except as disclosed in the KML Disclosure Letter, KML is not, directly or indirectly, a partner of any partnerships, limited partnerships or joint ventures. Other than as contemplated in this Agreement or as provided in the constating documents of the applicable Subsidiary, none of KML’s Subsidiaries is currently prohibited, directly or indirectly, from paying any dividends to KML or any of its Subsidiaries, from making any other distribution on such Subsidiary’s securities or other ownership interests, or from repaying to KML or any of its Subsidiaries any loans or advances to such Subsidiary from KML or any of its Subsidiaries.

(d)        Ownership of Subsidiaries. KML is the beneficial direct or indirect owner of all of the outstanding securities and other ownership interests of KML’s Subsidiaries (other than KML JVs) with good title thereto free and clear of any and all Encumbrances (other than Permitted Encumbrances). No Person has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from KML, directly or indirectly, of any securities of any of KML’s Subsidiaries and none of the outstanding securities of KML’s Subsidiaries were issued in violation of or subject to the pre-emptive or similar rights of any Person. All outstanding securities or other ownership interests of KML’s Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive right.

(e)        No Violation; Absence of Defaults.

(i)

neither KML nor any of its Subsidiaries is in violation of its constating documents or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, Encumbrance, contract or other instrument or obligation to which KML or any of its Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which KML or any of its Subsidiaries is bound, except for such violations or defaults which would not result in a Material Adverse Effect in respect KML and its Subsidiaries, taken as a whole;

(ii)

except as disclosed in the KML Disclosure Letter, neither the execution and delivery of this Agreement by KML nor the consummation of the Arrangement contemplated hereby nor compliance by KML with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of KML or any of its Subsidiaries or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) their respective constating documents (including any applicable partnership, shareholder or operating agreements), or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, Encumbrance, contract or other instrument or obligation to which KML or any of its Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which KML or any of its Subsidiaries is bound; or (B) subject to compliance with the statutes and regulations referred to below, violate any Laws, judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to KML or any of its Subsidiaries or any of their respective properties or assets; or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect, except, in the case of each of clauses (A)(2), (B) or (C) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Encumbrances, suspensions or revocations which, or any consents, approvals or notices which if not given or received would not have a Material Adverse Effect in respect of KML and its Subsidiaries, taken as a whole; and

(iii)

other than in connection with or in compliance with the provisions of applicable Canadian Securities Laws, U.S. Securities Laws, the ABCA, KML Shareholder approval of the Arrangement Resolution, the Competition Act, the CTA or other similar applicable Laws (including any Laws that regulate competition, antitrust, foreign investment or transportation), the terms of the Interim Order and the Final Order in respect of the Arrangement and the filing of the Articles of Arrangement, (A) there is no legal impediment to KML’s consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of KML in connection with the consummation of the Arrangement.

(f)        Litigation. Except as disclosed in the KML Disclosure Letter, (i) there is no material litigation or governmental or other proceeding or investigation before any Governmental Entity, in progress, pending or, to the knowledge of KML, threatened (and KML does not know of any basis therefor) against, or involving, KML or any of its Subsidiaries, and (ii) there are no material matters under discussion with any Governmental Entity relating to material Taxes, governmental charges, orders or assessments asserted by any such authority involving KML or any of its Subsidiaries.

(g)        Taxes. (i) all Tax Returns required to be filed by the KML or any of its Subsidiaries have been filed and report all income and other amounts and information which KML and each of its Subsidiaries believes are required to be reported thereon; (ii) all Taxes and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to Tax or penalties applicable thereto of the KML or any of its Subsidiaries due or claimed to be due by any Governmental Entity (including any Taxes payable by KML or any of its Subsidiaries in relation to the transactions contemplated by the TMX Agreement), if any, have been paid by the applicable entity, whether or not assessed by the appropriate Governmental Entity, other than non-material amounts or those being contested in good faith and for which the KML or its applicable Subsidiary believe adequate reserves have been provided; (iii) neither KML or any of its Subsidiaries is a party to any agreement, waiver or arrangement with any Governmental Entity which relates to any extension of time with respect to the filing of any Tax Returns, elections, designations or similar filings relating to Taxes, any payment of Taxes or any assessment or collection thereof; (iv) each of KML and its Subsidiaries has timely collected the amounts on account of sales or transfer Taxes required by Law to be collected by it, if any, and has timely remitted to the appropriate Governmental Entity any such amounts required to be remitted by it, if any; (v) except as disclosed in the KML Disclosure Letter, there are no audits or investigations in progress, pending or, to the knowledge of KML, threatened, against the KML or any of its Subsidiaries in respect of Taxes; (vi) there are no Encumbrances for Taxes, except for Taxes not yet due and payable, upon any of KML’s or any of its Subsidiaries’ assets; (vii) KML has made available to Pembina prior to the date hereof for review originals or true and complete copies of: (A) material portions of income tax audit reports, statements of deficiencies, closing or other agreements or correspondence concerning assessments, reassessments or audits pursuant to which a Governmental Entity has proposed amendments to previously filed Tax Returns received by or on behalf of KML or any of its Subsidiaries relating to Taxes; (B) any material federal, provincial, state, local or foreign income or franchise Tax Returns for KML or any of its Subsidiaries for all tax years beginning after January 1, 2016; and (C) all material written communications to or from any Governmental Entity relating to the Taxes of KML or any of its Subsidiaries over such period have been made available to Pembina prior to the date hereof; (viii) KML has furnished Pembina prior to the date hereof with originals or copies of all material elections, designations or similar filings relating to Taxes of KML and any of its Subsidiaries and any agreement or other arrangement in respect of Taxes or Tax Returns of KML and any of its Subsidiaries that has effect for any period ending after the Effective Date; (ix) KML has made available to Pembina prior to the date hereof originals or true and complete copies of all notices of assessments that have been received in respect of income, sales (including goods and services, harmonized sales and provincial or territorial sales) and capital tax liabilities of KML or any of its Subsidiaries for all taxation years or periods ending prior to and including the taxation year or period ended December 31, 2018; (x) each of KML and its Subsidiaries has duly and timely collected or self-assessed all amounts on account of any sales or transfer Taxes, including goods and services, harmonized sales and provincial or territorial sales Taxes, required by Law to be collected by it and have duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it; (xi) none of sections 17 or 78 or 80, 80.01, 80.02, 80.03 or 80.04 of the Tax Act, or any equivalent provision of the Tax legislation of any province or any other jurisdiction, have applied or will apply to any of KML or any of its Subsidiaries at any time up to and including the Effective Time; and (xii) none of KML or any of its Subsidiaries has acquired property from, or transferred property to, a non-arm’s length Person, within the meaning of the Tax Act, for consideration the value of which is less than the fair market value of the property acquired or transferred or, in the case where such consideration included debt payable by the acquiror, for debt with a principal amount which is less than the fair market value of the property acquired or transferred in consideration of such debt.

(h)        Tax Reserves. KML has paid or provided adequate accruals in the KML Financial Statements for Taxes, including income taxes and related future income taxes, in conformity with GAAP.

(i)         Status. KML is a reporting issuer (where such concept exists) in all provinces and territories of Canada and is in material compliance with all applicable Canadian Securities Laws therein. KML is registered with the SEC under Section 12 of the U.S. Exchange Act and is in material compliance with all applicable U.S. Securities Laws. The KML Restricted Voting Shares and the KML Preferred Shares are listed and posted for trading on the TSX, and KML is in material compliance with the rules of the TSX.

(j)         Capitalization. KML has authorized share capital consisting of an unlimited number of KML Restricted Voting Shares, an unlimited number of KML Special Voting Shares and an unlimited number of preferred shares issuable in series, of which 34,944,993 KML Restricted Voting Shares, 81,353,820 KML Special Voting Shares (together with 81,353,820 associated Class B Units), 12,000,000 KML Series 1 Shares and 10,000,000 KML Series 3 Shares are issued and outstanding as of the date hereof. Other than (i) KML Series 2 Shares issuable on conversion of the KML Series 1 Shares and KML Series 4 Shares issuable on conversion of the KML Series 3 Shares; and (ii) KML Restricted Voting Shares issuable upon vesting of KML Awards, each on the terms as publicly disclosed on or prior to the date hereof or as disclosed in the KML Disclosure Letter, there are no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by KML or the Limited Partnership of any securities of KML or the Limited Partnership or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of KML or the Limited Partnership. All outstanding KML Voting Shares, KML Preferred Shares and Class B Units have, as applicable, been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all KML Restricted Voting Shares issuable upon the settlement of the KML Awards and all KML Series 2 Shares and KML Series 4 Shares

issuable on conversion of KML Preferred Shares, in accordance with their respective terms, will be validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(k)        Equity Monetization Plans. Other than the KML Awards as disclosed in the KML Disclosure Letter, there are no outstanding stock appreciation rights, phantom equity, profit sharing plan or similar rights, agreements, arrangements or commitments payable to any director, officer, employee or consultant of KML or its Subsidiaries (excluding the KML JVs) and which are based upon the share price, revenue, value, income or any other attribute of KML or its Subsidiaries and all such KML Awards outstanding are subject only to the terms and conditions of the KML Director RSU Plan or the KML Employee RSU Plan, as applicable (copies of which are included in the KML Disclosure Letter) and the applicable grant agreements pursuant to which such KML Awards were granted (a form of which is included in the KML Disclosure Letter and none of the grant agreements entered into in respect of outstanding KML Awards contain any material departures from such form of agreement).

(l)        No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the KML Voting Shares, the KML Preferred Shares or any other securities of KML or any has been issued by any Governmental Entity and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of KML, are contemplated or threatened under any applicable Laws or by any other Governmental Entity.

(m)        Material Agreements. Each of the material contracts in respect of the Purchased Business has been duly executed and delivered by KML or its applicable Subsidiary (or in respect of KML JVs not operated by its Subsidiary, to the knowledge of KML, by the operator of such KML JV) and, to the knowledge of KML, by the applicable counterparty thereto, and is enforceable against the counterparty in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and by the application of equitable principles when equitable remedies are sought and subject to the fact that rights of indemnity and contribution may be limited by applicable Law; all material contracts in respect of the Purchased Business are in good standing in all material respects and, to the knowledge of KML, no counterparty to such agreements or contracts is in material default or breach under such agreements or contracts, and KML has no knowledge of any event which has occurred which, with notice or lapse of time or both, would constitute such a material default or breach by an applicable counterparty, in each case except as disclosed in the KML Disclosure Letter.

(n)        Non-Competition Agreements. Except as disclosed in the KML Disclosure Letter, neither KML nor any of its Subsidiaries is a party to or bound by any non-competition agreement, exclusivity agreement or any other agreement, commitment, understanding or obligation which purports to limit the manner or the localities or regions in which all or any portion of the Purchased Business is or is reasonably expected to be conducted following completion of the Arrangement, and the execution, delivery and performance of this Agreement and the completion of the Arrangement does not and will not result in the restriction of KML or any of its Subsidiaries from engaging in their business or from competing with any Person as described above following completion of the Arrangement.

(o)        Books and Records. The records and minute books of KML and its Subsidiaries (other than KML JVs ) and their respective predecessors have been maintained substantially in accordance with all applicable Laws and are complete and accurate in all material respects and have been made available in their entirety to Pembina prior to the date hereof.

(p)        Reports. KML has filed with Securities Regulators, a true and complete copy of all financial statements, annual information forms, material change reports, news releases, and other material forms, reports, schedules, statements, certifications and other documents required to be filed by it under applicable Laws (collectively, the “KML Disclosure Documents”). The KML Disclosure Documents filed since December 31, 2018, as of their respective dates or if amended, as of the date of such amendment, did not contain any Misrepresentation and complied in all material respects with all applicable Laws. KML has not filed any material change reports which continue to be confidential.

(q)        Financial Statements. KML’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2018 and 2017 and unaudited consolidated financial statements as at and for the three and six months ended June 30, 2019 (together, the “KML Financial Statements”) have been prepared in conformity with GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited financial statements, in the related report of KML’s independent auditors or (ii) in the case of unaudited interim statements, to the extent they are subject to normal year-end adjustments) applied on a consistent basis throughout the periods involved and present fairly: (A) the financial position, changes in shareholders’ equity, results of operations and cash flows of KML as at the dates of and for the periods referred to in such statements, and (B) the financial position of KML as at the date referred to in the balance sheet of KML, subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments and to disclosures that would be made in the notes thereto if they were audited financial statements.

(r)        Internal Controls. KML has in place, as required under applicable Canadian Securities Laws and U.S. Securities Laws, processes to provide the Chief Executive Officer and Chief Financial Officer with sufficient knowledge to support the certifications required to be made under the Canadian Securities Laws and the U.S. Securities Laws and in compliance therewith.

(s)        Absence of Undisclosed Liabilities. KML has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) that would be required to be reflected or reserved against on a consolidated balance sheet of KML prepared in accordance with GAAP or the notes thereto, other than:

(i)

those set forth or adequately provided for in the balance sheet included in the KML Financial Statements, subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments and to disclosures that would be made in the notes thereto if they were audited financial statements;

(ii)

those which do not have a Material Adverse Effect in respect of KML and its Subsidiaries, taken as a whole, are incurred in the ordinary course of business and not required to be set forth in the KML Financial Statements;

(iii)	those incurred in the ordinary course of business since the date of the KML Financial Statements as at and for the period ended June 30, 2019 and consistent with past practice; and

(iv)	those incurred in connection with the execution of this Agreement.

(t)        Absence of Certain Changes. Since December 31, 2018:

(i)	there has not occurred any Material Adverse Change in respect of KML and its Subsidiaries, taken as a whole; and

(ii)	KML and its Subsidiaries have carried on their businesses in all material respects in the ordinary and normal course.

(u)        Environmental. Except as disclosed in the KML Disclosure Letter (i) none of KML or any of its Subsidiaries is in violation of any Environmental Laws in any material respect; (ii) each of KML and its Subsidiaries (or, to the knowledge of KML, the operator of any KML JV that is not operated by a Subsidiary of KML) has all material permits, authorizations and approvals required under any applicable Environmental Laws to operate the Purchased Business as presently conducted or for the ownership and use of the assets forming part of the Purchased Business in compliance with all applicable Laws and are in material compliance with their requirements; (iii) there have not occurred any material spills, emissions or pollution on any property of KML or its Subsidiaries as a result of their operations, nor has KML or any of its Subsidiaries been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws that would be material to KML and its Subsidiaries, taken as a whole; (iv) to the KML’s knowledge, there are no pending administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Encumbrances, orders, directions, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Law against KML or any of its Subsidiaries that would be material to KML and its Subsidiaries, taken as a whole, and KML has reasonably concluded that there are no facts or circumstances which would reasonably be expected to form the basis for any such administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Encumbrances, orders, directions, notices of non-compliance or violation, investigation or proceedings, that would be material to KML and its Subsidiaries, taken as a whole; and (v) KML has reasonably concluded that there are no costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) associated with the effect of Environmental Laws on various business, operations and properties of KML and its Subsidiaries that would be material to KML and its Subsidiaries, taken as a whole.

(v)         Title. Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of KML and its Subsidiaries, taken as a whole: (i) KML and its Subsidiaries have good and sufficient title to their material personal property and real property interests, including fee simple estate of and in real property, leases, easements, rights of way, permits or licenses from landowners or authorities permitting the use of land by KML and its Subsidiaries necessary to permit the operation of their respective businesses as presently owned and conducted, and (ii) to the knowledge of KML, there are no defects, failures or impairments in the title of, or adverse claims against the title of, KML or its Subsidiaries to their assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party.

(w)         Facilities. To the knowledge of KML, the material equipment, facilities, buildings, structures, improvements and other appurtenances on or under real property owned or used by KML or its Subsidiaries, are in good operating condition and in a good state of maintenance and repair, each has been constructed and operated and maintained in accordance with good industry practice, each is adequate and suitable for the purpose for which it is currently being used and in the ordinary course of business, and none thereof, nor the operations or maintenance thereof, violates, in any material way, any restrictive covenant or any applicable Law or encroaches on any property owned by the others.

(x)         No Encumbrances. (i) Except for Encumbrances which are not material in the aggregate, properties and assets of KML and its Subsidiaries are free and clear of all Encumbrances other than the Permitted Encumbrances, and (ii) neither KML not any of its Subsidiaries has done any act or suffered or permitted any action whereby any Person has acquired or may acquire an interest in or to KML’s or any of its Subsidiaries’ assets, nor has it done any act, omitted to do any act or permitted any act to be done that would materially adversely affect or defeat its title to any of such assets.

(y)         Licenses. Each of KML and its Subsidiaries possesses all such material permits, licenses, approvals, certificates, consents, orders, grants and other authorizations (collectively, “Governmental Licenses”), and each of KML and its Subsidiaries (or, to the knowledge of KML, the applicable operator of any KML JV that is not operated by a Subsidiary of KML) possesses such Governmental Licenses, in each case issued by Governmental Entities necessary to conduct the Purchased Business as presently conducted or for the ownership and use of the assets forming part of the Purchased Business in compliance with all applicable Laws, and all such Governmental Licenses are valid and existing and in good standing in all material respects. Except as disclosed in the KML Disclosure Letter, each of KML and its Subsidiaries (or, to the knowledge of KML, the applicable operator of any KML JV that is not operated by a Subsidiary of KML), as applicable, is in compliance with the terms and conditions of all such Governmental Licenses in all material respects.

(z)         Pre-emptive Rights. Except as disclosed in the KML Disclosure Letter, there are no outstanding rights of first refusal, rights of first offer, pre-emptive rights of purchase, consents to transfer, recall rights or other pre-emptive rights or similar rights of purchase which entitle any Person to acquire any of the material rights, title, interests, property, licenses or assets of KML or its Subsidiaries, or to the knowledge of KML, that will be triggered or accelerated by the Arrangement.

(aa)         Compliance with Laws. Except as disclosed in the KML Disclosure Letter, KML and its Subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in aggregate, reasonably be expected to have a Material Adverse Effect on KML and its Subsidiaries, taken as whole.

(bb)        Long-Term and Derivative Transactions. Except as disclosed in the KML Financial Statements, KML and its Subsidiaries have no material obligations or liabilities, direct or indirect, vested or contingent in respect of any financial hedging agreement or any other similar derivative transaction (including any option with respect to any of these transactions or any combination of these transactions).

(cc)        Employee Benefit Plans. KML has provided to Pembina prior to the date hereof copies of each material health, medical, dental, welfare, supplemental unemployment benefit, bonus, profit sharing, option, insurance, incentive, incentive compensation, deferred compensation, share purchase, share-based compensation, disability, pension, retirement or supplemental retirement plan and each other employee or director compensation or benefit plan, agreement or arrangement whether written or unwritten, tax-qualified or non-qualified, funded or unfunded, for the benefit of officers, directors, consultants or employees (or former officers, directors, consultants or employees) of KML and/or its Subsidiaries, which are maintained by, contributed to, or in respect of which KML or any Subsidiary thereof has any actual or potential liability (the “KML Employee Plans”), and:

(i)	each KML Employee Plan has been maintained and administered in material compliance with its terms and in accordance with applicable Laws;

(ii)	all required employer contributions or premiums under any such plans have been made in material compliance with the terms thereof;

(iii)

to the knowledge of KML, each KML Employee Plan that is required or intended to be qualified under applicable Law or registered or approved by a Governmental Entity has been so qualified, registered or approved by the appropriate Governmental Entity, and, to the knowledge of KML, nothing has occurred since the date of the last qualification, registration or approval which could reasonably be expected to materially adversely affect, or cause, the appropriate Governmental Entity to revoke such qualification, registration or approval;

(iv)

to the knowledge of KML, there are no pending or anticipated claims against or otherwise involving any of the KML Employee Plans (excluding claims for benefits incurred in the ordinary course of KML Employee Plan activities) and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of KML Employee Plan activities) has been brought against or with respect to any KML Employee Plan;

(v)	except as disclosed in the KML Disclosure Letter, no KML Employee Plan is a “registered pension plan” as that term is defined in subsection 248(1) of the Tax Act;

(vi)

except as disclosed in the KML Disclosure Letter and except as expressly contemplated in Section 2.7 of this Agreement, the execution and delivery of this Agreement or the consummation of the transactions contemplated herein will not (either alone or in combination with any other event) result in, cause the accelerated vesting of, funding or delivery of, or increase the amount or value of, any payment or benefit to any current or former officer, director, consultant or employee of KML or any of its Subsidiaries under any KML Employee Plans; and

(vii)

all contributions, reserves or premium payments required to be made to the KML Employee Plans have been made or accrued for in the books and records of KML or its Subsidiaries, as applicable, in all material respects.

(dd)        Employment Agreements and Collective Agreements.

(i)	Except as disclosed in the KML Disclosure Letter, neither KML nor any Subsidiary of KML is a party to any employment agreement with any officer or employee or any agreement or policy providing for severance, termination, or change of control payments, or cash or other compensation, benefits or acceleration of benefits to any KML Employee upon the consummation of, or relating to the transactions contemplated by this Agreement, including a change of control of the KML or any of its Subsidiaries; provided that, severance or termination payments made to non-officer employees in the ordinary course of business shall not be subject to the foregoing.

(ii)

Except as disclosed in the KML Disclosure Letter (A) neither KML nor any Subsidiary of KML is a party to, or is bound by, any union recognition agreement, collective bargaining or other union or employee association agreement, any actual or, to the knowledge of KML, threatened application for certification or bargaining rights or letter of understanding, with respect to any current or former employee of KML or any of its Subsidiaries; and (B) no trade union, council of trade unions, labor union, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of KML or any of its Subsidiaries employees by way of certification, interim certification, voluntary recognition, or succession rights; and (C) during the last five years, no Person has petitioned and no Person is now petitioning or, to the knowledge of KML has threatened to petition, for union representation of any of the employees of KML or any of its Subsidiaries. To the knowledge of KML, no individual who has performed services for KML or any of its Subsidiaries has been improperly included or excluded from participation in any KML Employee Plan.

(iii)

There is no labour strike, dispute, lock-out work slowdown or stoppage pending or involving or, to the knowledge of KML, threatened against KML or any Subsidiary of KML. No trade union has applied to have KML or a Subsidiary of KML declared a related successor, or common employer pursuant to the Labour Relations Code (Alberta) or any similar legislation in any jurisdiction in which KML or any Subsidiary of KML carries on business.

(iv)

Since January 1, 2018, neither KML nor any of its Subsidiaries has engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of KML, threatened against KML or any of its Subsidiaries.

(v)

Except as disclosed in the KML Disclosure Letter, KML is in material compliance with all terms and conditions of employment and all Laws respecting employment and labour, including pay equity, human rights, privacy, employment standards, worker’s compensation and occupational health and safety, and there are no outstanding actual or threatened claims, complaints, investigations or orders under any such Laws.

(vi)

All amounts due or accrued for all salary, wages, bonuses, commissions, vacation with pay, overtime pay and other employee benefits or contractor payments in respect of current or former directors, officers, consultants or employees of KML or any of its Subsidiaries which are attributable to the period before the Effective Date have been paid or are accurately reflected in the books and records of KML or its Subsidiaries, as applicable.

(vii)

There are no material outstanding assessments, penalties, fines liens, charges, surcharges, or other amounts due or owing by KML or any of its Subsidiaries pursuant to any workers’ compensation legislation and none of KML or any of its Subsidiaries has been reassessed under such legislation in the past three years and, to the knowledge of KML, no audit of any of KML or any of its Subsidiaries is currently being performed pursuant to any applicable worker’s compensation legislation.

(viii)

Except as disclosed in the KML Disclosure Letter, to the knowledge of KML, there are no charges pending under applicable occupational health and safety legislation (“OHSA”). KML and each of its Subsidiaries have complied in all material respects with any orders issued under OHSA and there are no appeals of any orders under OHSA currently outstanding.

(ix)

A correct and complete list of each employee, whether actively at work or not, showing without names or employee numbers their salaries, wage rates, commissions, bonus arrangements, positions, status as full-time or part-time employees, location of employment, cumulative length of recognized service with the KML or any Subsidiary of KML, whether they are subject to a written employment agreement, was made available to Pembina prior to the date hereof as described in the KML Disclosure Letter.

(x)

Except as disclosed in the KML Disclosure Letter, there are no retirees or terminated employees of KML or any of its Subsidiaries to whom KML or any of its Subsidiaries has any material benefits responsibility or other continuing or contingent material obligation.

(xi)

Except as disclosed in the KML Disclosure Letter, no employees or consultant of KML or any of its Subsidiaries has any written agreement as to length of notice or severance payment required to terminate his or her employment or services.

(xii)

To the knowledge of KML, no officer, director, consultant or employee of KML or any of its Subsidiaries is in violation of any non-competition, non-solicitation, non-disclosure or any similar agreement with any Person.

(xiii)

KML has made available to Pembina originals or copies of all agreements, policies or practices used by KML or any of its Subsidiaries in connection with employment with KML or any of its Subsidiaries, including any arrangement or practice of KML regarding redundancy or severance payments, whether contractual, customary or discretionary.

(ee)         Insurance. KML has made available to Pembina prior to the date hereof copies of policies of insurance naming KML or its applicable Subsidiary as an insured with respect to the Purchased Business (other than any insurance held by the applicable operator of any KML JV that is not operated by a Subsidiary of KML), and such policies are in force and effect (subject to taking into account insurance market conditions and offerings and industry practices) and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement, other than such cancellations as would not, individually or in the aggregate, have a Material Adverse Effect in respect of KML and its Subsidiaries.

(ff)         Indebtedness To and By Officers, Directors and Others. None of KML or any of its Subsidiaries is indebted to any of the officers, directors, consultants, or employees of KML or any of its Subsidiaries or any of their respective associates or affiliates or other parties not at arm’s length to KML or any of its Subsidiaries, except for amounts due as compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to KML.

(gg)          Customers and Suppliers. Except as disclosed in the KML Disclosure Letter and except for such matters as would not, individually or in aggregate, reasonably be expected to have a Material Adverse Effect in respect of KML and its Subsidiaries, taken as a whole:

(i)

none of KML or any of its Subsidiaries has received notice of, and there is not, to the knowledge of KML, any intention on the part of any principal customer to cease doing business with KML or any of its Subsidiaries or to modify or change in any material manner any existing arrangement with KML or any of its Subsidiaries for the purchase or supply of any products or services;

(ii)	the relationships of KML and its Subsidiaries with their principal suppliers and customers are satisfactory, and there are no material unresolved disputes with any such supplier or customer;

(iii)

no contract with any principal supplier or customer contains terms under which the execution or performance of this Agreement would give the supplier or customer the right to terminate or adversely change the terms of that contract;

(iv)

since December 31, 2018, there has been no termination or cancellation of, and no modification or change in, the business relationship of KML or any of its Subsidiaries with any principal customer; and

(v)

KML has no reason to believe that the benefits of any relationship with any of the principal customers or suppliers of KML or any of its Subsidiaries will not continue after the consummation of the transactions hereunder in substantially the same manner as prior to the date of this Agreement.

(hh)        Possession of Intellectual Property. Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of KML and its Subsidiaries, taken as a whole: (i) KML and its Subsidiaries (or, to the knowledge of KML, the applicable operator of any KML JV that is not operated by a Subsidiary of KML) collectively own all rights in or have obtained valid and enforceable licenses or other rights to use the patents, patent applications, inventions, copyrights, know how (including trade secrets and other proprietary or confidential information), trade-marks (both registered and unregistered), trade names or any other intellectual property (collectively, “Intellectual Property”) which is necessary for the conduct of the Purchased Business as presently conducted or for the use of the assets forming part of the Purchased Business in compliance with applicable Laws, free and clear of any Encumbrances or other adverse claims or interest of any kind or nature affecting the assets of KML or any of its Subsidiaries; (ii) to the knowledge of KML, there is no infringement by third parties of any Intellectual Property to be then owned, licensed or commercialized by KML or any of its Subsidiaries; and (iii) neither KML nor any of its Subsidiaries has received any written notice or claim challenging KML or its Subsidiaries respecting the validity of, use of or ownership of the processes and technology forming part of the Intellectual Property, and to the knowledge of KML, there are no facts upon which such a challenge could be made.

(ii)        Guarantees and Indemnification. Except for guarantees, indemnification or any like commitment in respect of the obligations, liabilities (contingent or otherwise) or indebtedness of any of the Subsidiaries of KML with respect to credit obligations of KML or any of its Subsidiaries or as disclosed in the KML Disclosure Letter, none of KML or any of its Subsidiaries is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the respective corporation or applicable Laws, and other than standard indemnity agreements in underwriting and agency agreements and in the ordinary course provided to service providers) or any like commitment in respect of the obligations, liabilities (contingent or otherwise) or indebtedness of any other Person, other than guarantees of obligations of any other Subsidiary of KML or industry typical indemnifications.

(jj)        No Insider Rights and Affiliate Arrangements. No director, officer, insider or other Person not at arm’s length to KML or any of its Subsidiaries has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any assets or properties of KML or any of its Subsidiaries. Except as disclosed in the KML Disclosure Letter, there are no contracts or material transactions or arrangements between KML or any of its Subsidiaries, on the one hand, and KMI or any of its Subsidiaries (other than KML and its Subsidiaries) or any of their respective directors, officers or employees, on the other hand. Except as disclosed in the KML Disclosure Letter, KML and/or any of its Subsidiaries is not providing any services or benefits to any Person on behalf of KMI and/or any of its Subsidiaries (other than KML and its Subsidiaries).

(kk)        Funds Available. KML has sufficient funds available to pay the amounts that may be payable pursuant to Section 8.3 of this Agreement.

(ll)         Corrupt Practices Legislation.

(i)

To the knowledge of KML, neither it nor any of its Subsidiaries has, directly or indirectly, (A) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any Governmental Entity of any jurisdiction or any official of any public international organization or (B) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act (Canada) or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder;

(ii)

during the periods of the KML Financial Statements, the operations of KML and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”). To the knowledge of KML, no action, suit or proceeding by or before any court or Governmental Entity or body or any arbitrator involving KML or any of its Subsidiaries with respect to the Money Laundering Laws is pending or threatened; and

(iii)

neither KML nor any of its Subsidiaries nor, to the knowledge of KML, any director, officer, agent, employee or affiliate of KML or any of its Subsidiaries has had any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department imposed upon such Person; and neither KML nor any of its Subsidiaries is in violation of any of the economic sanctions of the United States administered by OFAC or any Law or executive order relating thereto.

(mm)       Off-Balance Sheet Arrangements. KML does not have any off-balance sheet arrangements except for those disclosed in the KML Disclosure Documents.

(nn)       Credit Facilities and Other Long-Term Debt. Except as disclosed in the KML Disclosure Letter, neither KML nor any of its Subsidiaries has any long-term indebtedness or bank indebtedness. As of the date of this Agreement, the long-term indebtedness and bank indebtedness noted in the immediately preceding sentence does not exceed $52.0 million. Neither KML nor any of its Subsidiaries is in material default under the KML Credit Facilities, nor has any event occurred, or state of facts or circumstances arisen, that would cause such a default to occur in the future.

(oo)       Financial Advisor. Except for J.P. Morgan Securities LLC and BMO Nesbitt Burns no financial advisor, broker, finder or investment banker has been retained by KML or any of its Subsidiaries that is entitled to any brokerage, finder’s or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Arrangement. KML has provided to Pembina prior to the date hereof a correct and complete copy of all agreements relating to the arrangements between it and its financial advisors as are in existence (whether in connection with the Arrangement or otherwise) as of the date hereof.